FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                               Dated 27 May, 2003


                                 VODAFONE GROUP
                             PUBLIC LIMITED COMPANY
             (Exact name of registrant as specified in its charter)


      VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..x... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


This Report on Form 6-K contains a press release issued by Vodafone Group Plc on 27 May 2003 entitled Preliminary Results for the year ended 31 March 2003.



Vodafone Group Plc

Preliminary Results for the year ended 31 March 2003

PART 1


                                                          Embargo:
VODAFONE GROUP PLC                                        Not for
                                                          publication
PRELIMINARY ANNOUNCEMENT OF RESULTS                       before 07:00
YEAR ENDED 31 MARCH 2003                                  hours
                                                          27 May 2003



Continued excellent operating performance with strong

revenue, profit and free cash flow growth



* Turnover increased 33% to GBP30,375 million, including the effect of a first full year's results from the Group's Japanese operations, with Group data revenues increasing 73% to GBP3,622 million. Proportionate turnover increased 14% to GBP33,926 million


* Profit on ordinary activities before taxation, before goodwill amortisation of GBP14,056 million and exceptional items of GBP581 million, increased 36% to GBP8,429 million


* Earnings per ordinary share, before goodwill amortisation and exceptional items, increased by 32% to 6.81 pence. Basic loss per share reduced from 23.77p to 14.41p


* Loss for the financial year of GBP9,819 million, compared to GBP16,155 million for the prior year


* Final dividend increased to 0.8983 pence per share. Total dividend per share for year increased 15%


* Group proportionate EBITDA, before exceptional items, increased 26% to GBP12,679 million. Mobile business proportionate EBITDA margin, before exceptional items, improved to 38.4%. Group EBITDA, before exceptional items, increased by 40% to GBP11,217 million


* Free cash flow more than doubled to GBP5,171 million after investing GBP5,180 million in tangible capital expenditure


* Organic customer growth of 11%. Proportionate registered customers at 31 March 2003 of 119.7 million


Lord MacLaurin, Chairman, commented:


Once again we have delivered excellent results and this is a great testament to Sir Christopher Gent, our retiring Chief Executive. Sir Christopher has led our Company with great distinction over these past six and a half years taking Vodafone from a company of modest scale and international reach to the leading mobile telecommunications company in the world, a great achievement.


Sir Christopher Gent, Chief Executive, commented:


These results show that Vodafone has again exceeded expectations. In particular, we achieved strong year-on-year growth in operating profit, before goodwill amortisation and exceptional items, adjusted earnings per share, EBITDA and free cash flow. Today Vodafone has an unmatched global footprint and is now combining this strength with a range of services for customers which gives Vodafone a real competitive advantage. We are progressively building a brand ascendancy in mobile which is gaining recognition both within our industry and in the world at large. The continuing improvement in performance enables Vodafone to build new services for the future for our customers while continuing to grow returns for our shareholders.


Julian Horn-Smith, Group Chief Operating Officer, commented:


We have produced an excellent operating performance with good customer growth, positive ARPU trends and continued focus on cost management, delivering a strong improvement in both margins and cash flow generation. The successful launch of Vodafone live! is the most visible manifestation of our strategy to drive revenue through the take up of service offerings unique to Vodafone. We have laid the foundation for further profitable growth and success in the years ahead.


GROUP FINANCIAL HIGHLIGHTS

Statutory                                  Year ended 31 March


                                          2003             2002       Increase
                                          GBPm             GBPm              %
Turnover                                30,375           22,845             33

Group EBITDA, before
exceptional items                       11,217            8,031             40

Total Group operating profit,
before goodwill amortisation
and exceptional items                    9,181            7,044             30

Profit on ordinary activities
before taxation, before
goodwill amortisation and
exceptional items                        8,429            6,199             36
Goodwill amortisation                  (14,056)         (13,470)             4
Exceptional operating items               (576)          (5,408)             -
Exceptional non-operating items             (5)            (860)             -
                                      --------        ---------       --------
Loss on ordinary activities
before taxation                         (6,208)         (13,539)             -

Loss for the financial year             (9,819)         (16,155)             -


Proportionate                              Year ended 31 March

                                          2003             2002       Increase
                                          GBPm             GBPm              %
Turnover
- Mobile telecommunications             31,853           27,818             15
- Other operations                       2,073            1,981              5
                                      --------        ---------       --------
                                        33,926           29,799             14

Organic growth at constant                                                   9
exchange rates

EBITDA, before exceptional items
- Mobile telecommunications             12,235            9,902             24
- Other operations                         444              191            132
                                      --------        ---------       --------
                                        12,679           10,093             26

Organic growth at constant
exchange rates                                                              22

Proportionate information is calculated on the basis described on page 34.

Cash flow information                   Year ended 31 March
                                       2003            2002           Increase
                                       GBPm            GBPm                  %
Net cash inflow from
operating activities                 11,142           8,102                 38

Free cash flow                        5,171           2,365                119

Net debt at 31 March                 13,839          12,034                 15

Per share information                      Year ended 31 March
                                           2003          2002         Increase
                                                                             %
Earnings/(loss) per share
- before goodwill amortisation
and exceptional items                    6.81 p        5.15 p               32
- after goodwill amortisation
and exceptional items                    (14.41)p      (23.77)p              -

Dividends per share                      1.6929p       1.4721p              15


This results announcement contains certain information on the Group's results and cash flows that have been derived from amounts calculated in accordance with UK Generally Accepted Accounting Principles, ("UK GAAP"), but are not themselves UK GAAP measures. They should not be viewed in isolation as alternatives to the equivalent UK GAAP measure and should be read in conjunction with the equivalent UK GAAP measure. Further disclosures are also provided under "Use of Non-GAAP Financial Information" on page 38.


GROUP OPERATING HIGHLIGHTS


* Sustained improvement in ARPU in many key markets in Europe, driven by increased usage of both voice and data services, combined with better than expected ARPU levels in Japan


* Continued strong progress in data, with revenues from data services increasing by 73% to GBP3,622 million, representing 14.6% of service revenues for the year ended 31 March 2003 and 15.6% of service revenues for the month of March 2003. Data service revenues expected to exceed 20% of mobile service revenues in 2004


* Further improvement in the Group's mobile business proportionate EBITDA margin, before exceptional items, which improved by 2.8 percentage points to 38.4%. Japanese mobile proportionate EBITDA margin, before exceptional items, of 31.3% from 22.5% in the prior year. Group proportionate EBITDA margin, before exceptional items, improved 3.5 percentage points to 37.4%


* Worldwide customer base of 119.7 million proportionate registered customers, representing growth of 18.6 million or 18.4% since 31 March 2002, including 10.7 million organic net additions. Venture registered customer base of 296.0 million


* Tangible fixed asset additions of approximately GBP4,800 million, lower than expected due to rephasing and cost efficiencies


* Mannesmann synergies calculated on a proportionate after tax cash flow basis achieved, exceeding target set for the year ended 31 March 2003


VODAFONE LIVE!


* European launch of Vodafone live!, Vodafone's easy to use consumer service, bringing customers a world of colour, sound and pictures, with over one million live! customers at 31 March 2003


*  Now launched in thirteen countries


*  Critically  acclaimed  by  the  industry,   receiving  awards  from  the  GSM
Association for best consumer application, advertising and mobile handset


OTHER COMMERCIAL INITIATIVES


* Launch of the first global service from Vodafone's business proposition, Mobile Office from Vodafone, called Mobile Connect Card, offering a Vodafone-branded solution for secure remote connection of laptops to a corporate network using a Vodafone-enabled GPRS data card and customised software


* Launch of new services: prepaid top-ups, allowing customers to top-up their prepaid mobile phones when travelling abroad; Eurocall Platinum, aimed at high-usage business travellers in Europe; and GPRS roaming, enabling seamless access to Vodafone live! and Mobile Connect Card across Vodafone and Vodafone's partner networks


* Continued development of the brand through high-profile sponsorship and advertising campaigns, leading to increased brand recognition and awareness


* Partner network agreements in eight countries, including Iceland, which was signed in April 2003


SIGNIFICANT TRANSACTIONS


* Acquisition of remaining minority stakes in Vodafone Germany and Vodafone Spain for a total cash consideration of GBP2,050 million, and additional minority stakes in the Group's subsidiaries in the Netherlands, Portugal and Sweden for a total cash consideration of GBP1,062 million


* Acquisition of additional 15% stake in Cegetel for a cash consideration of GBP1,402 million, taking the Group's economic interest in Cegetel and SFR to 30% and approximately 43.9%, respectively


* Further investment of $750 million (GBP513 million) in China Mobile, increasing interest to approximately 3.27%


* Cash proceeds of approximately Eur 1 billion (GBP0.7 billion) raised through asset disposals


OUTLOOK


For the year ending 31 March 2004


In the coming year, the Group expects to achieve growth of over 10% in average proportionate customers with a similar growth in proportionate revenues. In addition, a forecast small improvement in EBITDA margins should generate better proportionate EBITDA growth than revenue growth. The Group anticipates a good performance for adjusted earnings per share growth.

This year should see a further improvement in capital efficiency. This year's tangible fixed asset additions are expected to be approximately GBP5 billion, slightly higher than the year just finished, mainly through deferred investment from last year. The Group also expects to generate free cash flow somewhat higher than the GBP5.2 billion in the year just ended.


BUSINESS REVIEW


                                            2003          2002        Increase
                                            GBPm          GBPm               %
Turnover
- Mobile telecommunications               27,542        20,742              33
- Other operations                         2,833         2,103              35
                                         -------       -------         -------
                                          30,375        22,845              33

Cost of sales                            (17,896)      (13,446)             33

Sales and administration costs*           (5,403)       (4,328)             25

Share of operating profit in joint
ventures and associated
undertakings*                              2,105         1,973               7
                                         -------       -------         -------
Total Group operating profit*              9,181         7,044              30

Goodwill amortisation                    (14,056)      (13,470)              4

Exceptional operating items                 (576)       (5,408)              -
                                         -------       -------         -------
Total Group operating loss                (5,451)      (11,834)              -
                                         -------       -------         -------

* Before goodwill amortisation and exceptional items


Turnover


Turnover increased 33% in the year. Growth from existing operations was GBP2,440m, an increase of 11%, and growth in respect of acquired businesses was GBP5,090m, mainly comprising J-Phone Vodafone and Japan Telecom which became subsidiaries from October 2001. Changes in exchange rates beneficially impacted the reported growth in total turnover as a result of a stronger Euro partially offset by a weaker Yen. Translating the results of overseas companies at exchange rates prevailing in the prior year would reduce reported growth by GBP171m.


The GBP6,800m increase in turnover from mobile telecommunications comprises GBP2,584m growth from existing operations, representing an increase of over 12%, and GBP4,216m of growth from the full year inclusion of J-Phone Vodafone. Mobile service revenue increased 32% to GBP24,824m, as a result of greater usage of voice services, increased penetration of data products and services and the benefit of a full year's service revenues from J-Phone Vodafone. Revenues from voice services for the year ended 31 March 2003 were GBP21,201m, representing an increase of 27% over the comparable period. The Group achieved a sustained improvement in ARPU in many key markets in Europe, compared with the twelve month period ended 31 March 2002, as benefits from the Group's continued focus on high value customers led to increased penetration of the contract customer segment and initiatives to stimulate usage, including the launch of new and innovative products, were realised. In Japan, J-Phone Vodafone's ARPU fell 5.2%, though this was better than expected and, at Yen 87,159, still represents the highest ARPU of all the Group's controlled businesses.


Another key driver of the growth in turnover and improved ARPU position was the continued success of the Group's data product and service offerings. Revenues from data services increased 73% to GBP3,622m for the year ended 31 March 2003 from GBP2,093m for the year ended 31 March 2002, to represent 14.6% of service revenues in the Group's controlled mobile subsidiaries, compared with 11.1% for the 2002 financial year. Whilst SMS revenues continue to represent the largest component of data revenues, an increased focus on providing value-added services has contributed to the increase in data revenues and the increased penetration of data services into the Group's customer base. In Japan, J-Phone Vodafone continues to enjoy success from its data and content service offerings such that data revenues have represented over 20% of service revenues every month since August 2002.


During the period, Vodafone live! and Mobile Office from Vodafone were launched in most of the Group's European markets, both of which are expected to generate further growth in non-voice service revenues through games downloads, picture messaging and other content and information services. Further details on these two new service offerings can be found under "Strategic Developments - Global Services" on pages 18 and 19.


Mobile service revenue growth was adversely affected both by reductions in interconnect rates in a number of the Group's markets, mainly in Europe, and the effect of increased competitive activity in certain key European markets by existing competitors looking to attract market share and generate customer loyalty.


Mobile equipment and other turnover increased 36% to GBP2,719m for the year ended 31 March 2003, compared with GBP2,003m for the year ended 31 March 2002, largely attributable to the volume of gross customer connections and upgrades in the year, including a full year impact of J-Phone Vodafone and the effects of the reduction in handset subsidies, in line with the Group's strategy.


Turnover from other operations increased by GBP730m in the year to GBP2,833m, an increase of 35%. This change was primarily a result of the impact of Japan Telecom, which was consolidated for a full year, and a turnover reduction from other operations, principally in Arcor, following the disposal of the Telematiks business.


Expenses


Consolidated cost of sales represented 58.9% of turnover in both the years ended 31 March 2003 and 31 March 2002. Excluding J-Phone Vodafone, the Group's equipment costs and cost of providing financial incentives to service providers and dealers for acquiring and retaining customers declined to 13.8% of turnover from mobile telecommunications, compared with 14.7% for the prior year, demonstrating the continued focus on gaining and retaining high-value customers in the most cost-efficient manner. Inclusive of J-Phone Vodafone, equipment costs and financial incentives amounted to 21.1% of turnover from mobile telecommunications as costs to connect and retain customers, although reducing, remain higher in Japan than in the Group's other key markets.


Sales and administration costs, excluding goodwill amortisation and exceptional items, increased almost entirely as a result of the full year inclusion of results from J-Phone Vodafone and Japan Telecom and represent 17.8% of turnover in respect of the year ended 31 March 2003, compared with 18.9% for the prior year. Excluding J-Phone Vodafone and Japan Telecom, sales and administration costs represented 20.3% and 23.5% of turnover for the year ended 31 March 2003 and 2002, respectively, as these costs were reduced across the Group, reflecting the realisation of benefits from the Group's continued focus on cost control and the realisation of synergies on acquisitions.


Depreciation charges, which are charged within both cost of sales and sales and administration costs, increased by 38% to GBP3,979m from GBP2,880m in the comparable period. The increase was primarily as a result of the full year inclusion of J-Phone Vodafone and Japan Telecom. However, a proportion of the increase was also attributable to network infrastructure improvements and additions made in the previous and current financial year. In Japan, depreciation increased as a result of the increased charge in respect of its UMTS network, which was opened for commercial service in December 2002 and in Germany, depreciation increased as a result of the prior year expenditure on network infrastructure improvements.


The charge for goodwill amortisation increased as a result of a full year's charge for prior year acquisitions, charges in respect of current year acquisitions and the impact of foreign exchange movements.


Exceptional operating costs comprise impairment charges of GBP405m and GBP80m in respect of the tangible fixed assets of Japan Telecom and goodwill in respect of the Group's interest in Grupo Iusacell, respectively, additional costs incurred as a result of the integration of Vizzavi into the Group, following the acquisition of the remaining 50% interest in August 2002, and related restructuring of the Group's Global mobile platform business.


Total Group operating profit, before goodwill amortisation and exceptional items


Total Group operating profit, before goodwill amortisation and exceptional items, increased by 30% as a result of growth in turnover, improved margins and the benefit of changes in exchange rates, particularly the impact of a stronger Euro offset by a weaker Yen and US dollar. Translating the results of overseas companies at exchange rates prevailing in the prior year would reduce reported growth by GBP25m.


Proportionate results


Proportionate turnover increased 14% to GBP33,926m as a result of both strong organic growth together with the effect of increased stakes in a number of the Group's existing businesses, principally Japan Telecom and J-Phone Vodafone. In the mobile businesses, proportionate turnover grew by 15% to GBP31,853m, including 10.4% organic growth in service revenues.


The Group's proportionate EBITDA margin, before exceptional items, in the mobile businesses increased from 35.6% in the prior year to 38.4% in the year ended 31 March 2003, with most of the Group's main operations reporting increased EBITDA margins. Greater control over customer acquisition and retention costs accounted for 1.1 of the 2.8 percentage point increase in the Group's mobile EBITDA margin, before exceptional items, during the year, with the remainder of the margin improvement arising from cost control measures and the realisation of Group synergies and efficiency gains, including the achievement of synergies expected from the Mannesmann acquisition. In Japan, proportionate mobile EBITDA margins, before exceptional items, have been raised from 22.5% to 31.3%, as a result of lower customer acquisition and retention costs and the impact of an extensive range of restructuring initiatives, including the merger of the regional operating companies into a single structure. The EBITDA margin, before exceptional items, has exceeded 30% over two years ahead of Company expectations on taking control in October 2001.



Mobile Telecommunications


Northern Europe

Financial highlights                                Year ended 31
                                                        March

                                                  2003        2002   Increase

                                                  GBPm        GBPm          %

Statutory turnover       - United Kingdom        4,026       3,763           7
                         - Other Northern
                           Europe                2,031       1,669          22
                                              --------    --------

                                                 6,057       5,432          12
                                              --------    --------

Statutory total Group    - United Kingdom        1,120         941          19
operating profit *       - Other Northern
                           Europe                1,102         744          48
                                              --------    --------

                                                 2,222       1,685          32
                                              --------    --------


Proportionate Turnover   - United Kingdom        4,026       3,763           7
                         - Other Northern
                           Europe                3,396       2,753          23
                                              --------    --------
                                                 7,422       6,516          14
                                              --------    --------

Proportionate EBITDA     - United Kingdom        1,541       1,294          19
(before exceptional      - Other Northern
items)                     Europe                1,358         970          40
                                              --------    --------
                                                 2,899       2,264          28
                                              --------    --------

Proportionate EBITDA     - United Kingdom         38.3%       34.4%
Margin                   - Other Northern         40.0%       35.2%
                           Europe

Key performance indicators (United Kingdom only)

ARPU                                              GBP292**      GBP276

Churn                                             30.0%       27.3%

Cost to connect                                    GBP56**       GBP67



* Before goodwill amortisation and exceptional items


** Amended basis of calculation. See page 41 for further details


United Kingdom


Vodafone UK has had a successful year, strengthening its contract customer base, launching innovative new products and increasing ARPU which, coupled with the continued focus on cost efficiencies, have driven growth in statutory turnover and EBITDA, and led to growth in the proportionate EBITDA margin of almost 4 percentage points.


Statutory turnover increased 7% to GBP4,026m and within this, service revenue increased by 6% to GBP3,748m, compared with GBP3,525m in the year ended 31 March 2002. ARPU grew by 6%, primarily due to a favourable combination of the improved mix of the customer base, the focus on high value customers and through stimulation of usage. Contract ARPU fell from GBP555 to GBP532 in the year. However, this is demonstrating signs of stabilising having fallen only GBP4 since 30 September 2002. Prepaid ARPU increased to GBP125 at 31 March 2003 from GBP118 at 31 March 2002.


In the latest figures reported by Oftel, published during April 2003, Vodafone UK maintained its lead in revenue market share for outbound calls, with a lead of 7 percentage points over its nearest competitor. Data as a percentage of service revenue grew by 2.6 percentage points from 11.8% to 14.4%. Vodafone UK anticipates continued improvement in the 2004 financial year as the full benefits from propositions such as Vodafone live! are increasingly realised.


Attracting and retaining contract customers has continued to be a key objective in the past year as part of the realignment of commercial policies to focus on high value customers. At 31 March 2003, Vodafone UK had 13,300,000 registered customers, an increase of 114,000 since 31 March 2002, of which contract customers represented 41%, having grown by 9% in the year. In the same period contract churn fell from 26.2% to 23.1%.


According to information contained in the latest Oftel report, at 31 December 2002, Vodafone UK's contract base exceeded that of its nearest competitor by 21%. The acquisition of Cellular Operations Limited also added a further 370,000 contract customers to the in-house managed base. Prepaid churn increased to 34.5%.


Vodafone UK participated in the Group's launch of Vodafone live! in October 2002 and, by the end of March 2003, 240,000 Vodafone live! handsets had been activated, with 413,000 MMS capable handsets activated in total.


Customer activity levels were also improved in the year, with total active customers increasing to 91%, compared with 89% at 31 March 2002. Contract customer activity reduced to 95% and prepaid customer activity improved 4 percentage points to 88%.


Total operating expenses, excluding goodwill amortisation and exceptional items, as a proportion of turnover continued to decline, falling from 19.9% for the year ended 31 March 2002 to 19.6% for the year ended 31 March 2003. The average cost to connect for contract customers was GBP117, slightly up compared with the GBP116 as reported for the prior year. The average cost to connect for prepaid customers fell from GBP26 to GBP10 for the year to 31 March 2003, reflecting continued efforts to reduce subsidies.


Vodafone UK continues to be recognised in Oftel surveys as the leading UK network, with a call success rate of 98.3% as a result of continued investment to improve its network.


During the year, the Competition Commission concluded its investigation into the cost of calling mobile phones. Despite its acknowledgement that the overall profits within the industry were not excessive, it sought to re-balance margins across the industry by requiring a reduction in the cost of calling mobile phones across all UK networks. Vodafone UK believes the basis on which the Competition Commission calculated these reductions is flawed and has requested a judicial review of this decision, which will be heard in June. Vodafone UK has also taken commercial actions to mitigate the effect of the required reduction.


Other Northern Europe


All operations in the region reported increases in customer numbers, most notably in Sweden where customer numbers grew by 14% to 1,325,000, despite market penetration of 89%, and in France where SFR increased its customer base by 7% to 13,324,000 and its market share from an estimated 34.2% to 35.1%. The increase in revenues is partially as a result of these improvements in customer numbers but is mainly due to increased customer usage. In the Netherlands, ARPU grew by over 13%, driven by the improved mix in the customer base and the introduction of new services. In Ireland, outstanding data revenue growth resulted in data revenues representing 19.1% of service revenues for the year ended 31 March 2003 and exceeding 20% of service revenues since December 2002. As a result of this growth in data usage, and the highest levels of voice usage in the Group's European businesses, ARPU in Ireland continues to be amongst the highest in the Group.


Vodafone live! was launched in all of the Group's subsidiary operating companies in the region during the period.


Strong financial performance was achieved across the region, principally attributable to increases in customer usage, particularly of data services, and continued focus on cost effectiveness. In addition, the region benefited from the first full year inclusion of Vodafone Ireland, which became a subsidiary of the Group in May 2001, and the relative strength of the Euro and Swedish Kronor against Sterling.


The Group successfully completed the rollout of its rebranding programme across its other operations within Northern Europe as Europolitan Vodafone migrated to the single Vodafone brand in April 2002. The Group has also increased its interests in Vodafone Netherlands and Vodafone Sweden during the year to 97.2% and 99.1%, respectively, at 31 March 2003. The Group has commenced in Sweden, and intends to commence in the Netherlands, compulsory acquisition procedures to acquire the remaining shares in these operations. In addition, the Group has increased its effective holding in SFR from 32.0% to approximately 43.9% at 31 March 2003 through the acquisition of an additional 15% stake in Cegetel.


The Group announced further Partner Agreements with Radiolinja Eesti in Estonia on 3 December 2002 and, on 16 April 2003, with Islandssimi hf in Iceland, adding to the existing Partner Agreements with Oy Radiolinja (Finland) and TDC Mobil (Denmark) within Northern Europe.


Central Europe

Financial highlights                           Year ended 31
                                                    March
                                             2003          2002      Increase
                                             GBPm          GBPm             %

Statutory turnover        - Germany         4,646         4,112            13
                          - Other
                            Central
                            Europe            129            65            98
                                         --------      --------

                                            4,775         4,177            14
                                         --------      --------

Statutory total Group     - Germany         1,435         1,429             -
operating profit *        - Other
                            Central
                            Europe            181           114            59
                                         --------      --------

                                            1,616         1,543             5
                                         --------      --------


Proportionate turnover    - Germany         4,642         4,101            13

                          - Other
                            Central
                            Europe            691           593            17
                                         --------      --------
                                            5,333         4,694            14
                                         --------      --------

Proportionate EBITDA      - Germany         2,016         1,837            10
(before exceptional       - Other
items)                      Central
                            Europe            265           231            15
                                         --------      --------
                                            2,281         2,068            10
                                         --------      --------

Proportionate EBITDA      - Germany          43.4%         44.8%
margin                    - Other
                            Central
                            Europe           38.4%         39.0%

Key performance indicators (Germany only)

ARPU                                      Eur 313       Eur 298

Churn                                        21.2%         23.5%

Cost to connect                            Eur 81        Eur 81

* Before goodwill amortisation and exceptional items


Vodafone Group Plc

Preliminary Results for the year ended 31 March 2003


PART 2



Germany


Vodafone Germany delivered a good set of operating results with increased turnover and service revenue being driven by the improved mix in the customer base and higher usage of both voice and data services. In particular, the proportion of messaging and data revenue rose by 2 percentage points, benefiting from the launch of Vodafone live!, and now represents 16.4% of service revenue for the year ended 31 March 2003. The results for Germany also benefited from the effect of a stronger Euro. When measured in local currency, statutory turnover increased by 8%.


At 31 March 2003, Vodafone Germany had a customer base of 22,940,000, representing an increase of 7% compared with 31 March 2002. The proportion of contract customers rose by 4 percentage points, compared with the prior year, to 10,694,000 and contract customers now represent 47% of the total customer base.


Customer activity levels also increased to 92% at 31 March 2003, compared to 91% at 31 March 2002. Customer churn decreased following a significantly reduced contract churn rate, which decreased from 18.3% to 16.8%, and a reduction in prepaid churn rate from 27.1% to 24.8%.


ARPU increased during the year, although contract ARPU decreased from Eur 559 to Eur 519 as a result of higher contract penetration, including customer migrations from prepaid to contract tariffs. Prepaid ARPU increased from Eur 110 to Eur 130, reflecting higher usage levels. Following further reductions in equipment subsidies in the contract segment and reduced commissions per gross addition in both segments, the cost to connect for contract customers decreased from Eur 156 to Eur 145 and the cost to connect for prepaid customers further declined from Eur 24 to Eur 19.


The reduction in the proportionate EBITDA margin was predominantly due to higher retention costs. Operating profit was adversely affected by higher depreciation over the prior year as a result of the prior year expenditure on network infrastructure and IT system improvements.


Vodafone Germany participated in the Group's launch of Vodafone live! in October 2002 and, by the end of March 2003, 405,000 Vodafone live! handsets had been activated, with 694,000 MMS capable handsets activated in total.


The Mobile Connect Card has been launched for business customers and Wireless Local Area Network (W-LAN) will continue to be deployed by Vodafone Germany in the coming months. Lufthansa lounges, airports, exhibitions, congress centres and important hotel chains will also be equipped with W-LAN by Vodafone Germany. In the 2004 financial year, Vodafone Germany expects to launch other innovative services, including multimedia video clips, as it prepares for commercial launch of 3G services.


Vodafone Germany's 3G network infrastructure rollout is proceeding according to plan and in accordance with the licence obligation to provide at least 25% population coverage by the end of the calendar year 2003.



Other Central Europe


The Group's other interests within Central Europe reported improved financial performance, reflecting both continued penetration of their respective mobile markets and improved operational efficiency. At 31 March 2003, the total registered customer base within Other Central Europe stood at 9,428,000, an increase of 24% in the year.


At 31 March 2003, Vodafone Hungary's registered venture customers amounted to 954,000, representing growth of over 71% in the year, partly through market share gains which increased from 10.5% at the end of March 2002 to 13.4% at the end of March 2003. Vodafone Hungary not only grew in terms of customers but also in network coverage as it continued to invest in the expansion of its digital network and service offerings with the launch of GPRS, MMS and Vodafone live!. Revenue grew by 109% compared with the prior year, driven by the increase in customer numbers and higher usage, which led to a 6% increase in ARPU. Proportionate turnover also benefited from the acquisition of an additional 24.4% interest in the company.


Polkomtel increased its customer base by 34% to 4,839,000 at 31 March 2003. It is anticipated that Polkomtel will return cash to its shareholders through a combination of shareholder loan repayments and, for the first time, dividends.


The Swiss market continued to grow, ending the year with a penetration rate of 76%. Swisscom Mobile, already the market leader, acquired more new customers than its competitors, increasing its customer base by 206,000 in the year. ARPU remains strong at CHF1,081.

On 7 January 2003, a Partner Network agreement was announced with Mobilkom Austria Group, Telekom Austria's mobile subsidiary. Vodafone's global services in Austria, Croatia and Slovenia have since been launched and the Vodafone brand has been introduced using dual brand logos, creating a source of revenue for both Vodafone and Mobilkom Austria Group.



Southern Europe

Financial highlights                                Year ended 31
                                                        March
                                                  2003        2002    Increase
                                                  GBPm          GBPm         %

Statutory turnover         - Italy               4,371       3,711          18
                           - Other
                             Southern
                             Europe              3,680       3,032          21
                                              --------    --------

                                                 8,051       6,743          19
                                              --------    --------

Statutory total Group      - Italy               1,588       1,267          25
operating profit *         - Other
                             Southern
                             Europe                907         805          13
                                              --------    --------

                                                 2,495       2,072          20
                                              --------    --------


Proportionate turnover     - Italy               3,353       2,838          18
                           - Other
                             Southern
                             Europe              2,981       2,271          31
                                              --------    --------
                                                 6,334       5,109          24
                                              --------    --------

Proportionate EBITDA       - Italy               1,654       1,295          28
(before exceptional items) - Other
                             Southern
                             Europe              1,062         836          27
                                              --------    --------
                                                 2,716       2,131          27
                                              --------    --------

Proportionate EBITDA       - Italy                49.3%       45.6%
margin                     - Other
                             Southern
                             Europe               35.6%       36.8%

                                         Key performance
                                              indicators
                                            (Italy only)

ARPU                                           Eur 347     Eur 345

Churn                                            17.3%       18.9%

Cost to connect                                 Eur 25      Eur 35

* Before goodwill amortisation and exceptional items



Italy


Vodafone Omnitel has had another excellent year, increasing its customer base and revenues in a market where the penetration rate has reached 97%.


On a statutory basis, turnover increased 18% (13% when measured in local currency), driven almost entirely by a 16% growth in service revenues (11% when measured in local currency). Equipment sales also increased 36% (30% when measured in local currency) as the benefits from increased handset prices more than offset the lower gross customer additions. At 31 March 2003, Vodafone Omnitel's customer base stood at 19,412,000, representing an increase of almost 10%, principally attributable to the continued focus on commercial offers and incentives aimed at driving usage and sustaining customer loyalty, which contributed to reduced churn rates. This level of customer growth was also achieved despite the introduction of mobile number portability and the continued efforts by competitors to develop and market their own offers and loyalty incentives. Of the total customer base, 92% are connected to prepaid tariffs.

The 16% growth in service revenues has been generated by the continued growth in the customer base, improved customer retention and increased ARPU. In particular, voice revenues increased principally as a result of higher traffic volumes and the associated prepaid top up cards, which more than offset the voluntary reduction in termination rates. Data revenues increased 50%, due largely to the continued growth in the popularity of SMS messaging, up 48%, and significant growth in other data services, the revenues from which grew more than 140%. Data revenues now represent 11.3% of service revenues.


The increase in blended ARPU can be largely attributed to contract ARPU, which grew from Eur 769 in the year ended 31 March 2002 to Eur 818, demonstrating the success of Vodafone Omnitel's targeted customer acquisition and retention initiatives. Prepaid ARPU increased slightly to Eur 298, compared with Eur 297 for the year ended 31 March 2002. Voice ARPU decreased slightly while data ARPU increased 30% compared with the year ended 31 March 2002. Cost to connect continued to reduce as a result of Vodafone Omnitel's strict management of commercial policies.


The increase in proportionate EBITDA, before exceptional items, was driven by a combination of growth in turnover and an improved EBITDA margin as a result of the continued focus on controlling acquisition and retention costs, operating expenses and the positive effect of the appreciation of the Euro relative to Sterling. When measured in local currency, proportionate EBITDA, before exceptional items, increased by 22%.


Vodafone Omnitel was part of the Group's European-wide launch of Vodafone live! and is also increasing its focus on providing value-added services, adding new voice services and MMS services during the period. By the end of March 2003, 227,000 Vodafone live! handsets had been activated, with 367,000 MMS capable handsets activated in total.


Vodafone Omnitel has completed the first stage of its 3G network rollout and commenced user testing. In addition, Vodafone Omnitel plans to commence offering experimental W-LAN services to the public.


During the year ended 31 March 2003, the Italian Government agreed to extend the duration of Vodafone Omnitel's 2G and 3G licences from fifteen to twenty years and, following the break up of Blu, the National Regulatory Authority has approved a framework for the assignment of additional 2G spectrum amongst the remaining network operators, including Vodafone Omnitel.


After Vodafone Omnitel voluntarily reduced its termination prices in August 2002, the National Regulatory Authority approved a decision to reduce the maximum average termination price to Eur 0.1495 (minus 12%) for Vodafone Omnitel and a competitor, applicable from June 2003.


Vodafone Omnitel migrated to the single Vodafone brand on 13 May 2003.


Other Southern Europe


The Group's other interests within the Southern Europe Region also performed well in the period. The proportionate registered customer base increased by a further 39%, or 4,248,000 customers, to 15,163,000, including 2,471,000 customers added as a result of the effect of stake increases in Vodafone Spain (additional 8.4%), Vodafone Greece (additional 12.1%), Vodafone Portugal (additional 43.5%) and Vodafone Albania (additional 5.5%).


Statutory turnover increased 21%, (16% when measured at constant exchange rates), principally driven by excellent growth in Vodafone Spain and Vodafone Greece, which saw turnover increase by 21% and 35%, respectively, (16% and 29%, respectively, when measured in local currency) as a result of the increased customer base and improved ARPU. In both Greece and Spain, turnover growth was achieved against a backdrop of increased competition, which saw competitors developing a range of incentives and commercial offers, including tariff reductions, aimed at sustaining market share. Turnover was, however, adversely affected by increased regulatory pressure, which triggered reductions in interconnect rates for mobile terminated calls in Spain, Greece and Portugal.


In Portugal, Onyway (a new market entrant) had its UMTS licence withdrawn with the spectrum reassigned to the other three operators, including Vodafone, which maintained its position as the second largest operator and market leader in the corporate segment.


The region also experienced higher roaming revenues and significant growth in data revenues from increased SMS activity. During the period, MMS services were introduced into all markets except Albania, with Greece, Spain and Portugal part of the Group-wide launch of Vodafone live!.


Vodafone Albania continued to make market share gains, as penetration in the Albanian market nearly doubled to 30.8%, with a 42.3% share.


Levels of brand awareness also continue to improve across the Region as a result of local and Group-wide advertising and sponsorship.


AMERICAS

Financial highlights                              Year ended 31
                                                      March
                                                                     Increase/
                                                2003        2002    (decrease)
                                                GBPm        GBPm             %
Statutory turnover        - Verizon
                            Wireless               -           -             -
                          - Other
                            Americas               5          12           (58)
                                            --------    --------
                                                   5          12           (58)
                                            --------    --------
Statutory total Group     - Verizon
operating profit *          Wireless           1,270       1,332            (5)
                          - Other
                            Americas             (51)        (15)            -
                                            --------    --------
                                               1,219       1,317            (7)
                                            --------    --------
Proportionate turnover    - Verizon
                            Wireless **        5,686       5,475             4
                          - Other
                            Americas             116         163           (29)
                                            --------    --------
                                               5,802       5,638             3
                                            --------    --------
Proportionate EBITDA      - Verizon
(before exceptional         Wireless **        2,001       1,889             6
items)
                          - Other
                            Americas             (24)         18             -
                                            --------    --------
                                               1,977       1,907             4
                                            --------    --------

Proportionate EBITDA      - Verizon
margin                      Wireless            35.2%       34.5%
                          - Other
                            Americas           (20.7%)      11.0%

Key performance indicators (Verizon Wireless only)

ARPU                                            $584        $576

Churn                                           26.5%       29.4%

Cost to connect ***                             $139        $125

* Before goodwill amortisation and exceptional items


** When measured in local currency, proportionate turnover and proportionate EBITDA, before exceptional items, increased by 12% and 14%, respectively


*** Comparative restated by Verizon Wireless to be on a basis consistent with the current period



Verizon Wireless


Verizon Wireless operates in the US, which is a highly competitive market place and which currently consists of six nationwide competitors and a number of regional carriers. Within the US, Verizon Wireless is the leading wireless telecommunications provider in terms of customers and revenues and also operates the most extensive wireless network. The US continues to experience difficult economic conditions and the competitive environment has intensified, with carriers offering progressively larger bundle tariffs. Nonetheless, Verizon Wireless has ranked first in the US market in terms of gross connections and first or second in terms of customer net additions for each of the last four quarters and has further increased its lead over the number two provider in the year.


At 31 March 2003, Verizon Wireless' total customer base stood at 33,324,000, a 12.6% increase on the prior year. Annual ARPU increased slightly due to a focus on selling plans with higher access price points, which resulted in slightly higher average cost to connect. Churn decreased due to a reduction in contract churn, which is thought to be attributable to a combination of the quality of Verizon Wireless' network and the success of retention programmes, although this was partially offset by disconnections through the wholesale channel, including nearly 1 million reseller customers following MCI's withdrawal from the market.


The increase in proportionate turnover was primarily due to increased service revenue from the larger customer base, as well as additional handset sales for both upgrades and gross additions. The results for the year were also affected by the relative strength of Sterling against the US dollar. When measured in local currency, proportionate turnover and proportionate EBITDA, before exceptional items, increased by 12% and 14%, respectively. Data revenues increased to GBP136m for the twelve months to 31 March 2003, an increase of 106% compared with the prior year. The proportionate EBITDA margin increased from 34.5% to 35.2% as a result of increased cost efficiencies.


Operating profit, before goodwill amortisation and exceptional items, decreased to GBP1,270m for the twelve months to 31 March 2003 as a result of currency effects and a 38% increase in the charge for depreciation. The increased charge for depreciation arose as a consequence of capital expenditure required to increase network capacity to the levels necessary to satisfy the demands placed on it through increased usage and a larger customer base.


Verizon Wireless continues to upgrade its network to the next generation technology (1xRTT) and has extended coverage to more than 85% of the company's national network, with coverage expected to reach nearly 100% by the middle of 2003.


On 17 March 2003, Verizon Wireless announced plans to launch a high-speed wireless data service (1xEV-DO) in Washington, D.C., and San Diego, California before the end of the calendar year. This is expected to provide more secure and faster mobile access to corporate intranets. The technology will potentially allow operators to triple data user capacity, and to provide enhanced, next generation wireless services such as video and audio streaming, interactive gaming and other multimedia services. Verizon Wireless also announced its plans to offer access between its own branded W-LAN service and its wireless area networks in the third calendar quarter of 2003 and that it would offer W-LAN services in locations such as hotels and airports.


In December 2002, the Federal Communications Commission ("FCC") refunded the remaining $261m on deposit, which represented 15% of the payment made in relation to the re-auction of licences for 1.9GHz spectrum, and relieved Verizon Wireless of its remaining obligations with respect to the auction.


In addition, on 19 December 2002, Verizon Wireless signed an agreement with Northcoast Communications, L.L.C., to purchase 50 Personal Communications ("PCS") licences and related network assets for approximately $750m in cash. The PCS licences cover large portions of the East Coast and Midwest serving approximately 47.2 million people.


On 15 August 2002, Verizon Wireless combined the business operations of Price Communications Wireless, Inc. with certain Verizon Wireless assets in a transaction valued at $1.7 billion, including $550m in net debt that was assumed and redeemed. Price Communications Wireless provided 800 MHz wireless services to approximately 411,000 customers in areas where Verizon Wireless did not previously provide service.


Other Americas


In Mexico, Grupo Iusacell's ("Iusacell's") financial performance continued to deteriorate in the year despite a modest increase in its customer base and management's efforts to restructure the business through substantial headcount reductions and tight cost and cash management.


In order to alleviate certain of the resulting financial pressures, Iusacell began a debt restructuring effort in December 2002 and in May 2003, secured a temporary waiver related to its $266 million secured bank credit facility. Iusacell will continue to work with its financial advisor to restructure the terms and payment schedules of its various debt agreements and instruments. It is likely that Iusacell will require additional funding in order to grow its operations. However, there is no assurance that such funding could be obtained at all or, if obtainable, on terms which would be acceptable to Iusacell.


As a result of Iusacell's deteriorating financial performance, the Group has written off its investment and is currently considering its options with respect to its investment, including disposal.


In August 2002, the sale of two Globalstar service provider companies, Globalstar US and Globalstar Caribbean, was finalised. In November 2002, the sale of another Globalstar service provider company, Globalstar de Mexico, was finalised. As a result, the Group no longer has an interest in any Globalstar operations.


ASIA PACIFIC

Financial highlights                              Year ended 31
                                                       March
                                                 2003         2002    Increase
                                                GBPm          GBPm           %
Statutory turnover         - Japan             7,539         3,323         127
                           - Other
                             Asia
                             Pacific             825           749          10
                                            --------      --------
                                               8,364         4,072         105
                                            --------      --------
Statutory total Group      - Japan             1,310           523         150
operating profit *         - Other
                             Asia
                             Pacific             111            66          68
                                            --------      --------
                                               1,421           589         141
                                            --------      --------
Proportionate turnover     - Japan             5,258         4,397          20
                           - Other
                             Asia
                             Pacific           1,178           976          21
                                            --------      --------
                                               6,436         5,373          20
                                            --------      --------
Proportionate EBITDA       - Japan             1,645           991          66
(before exceptional items) - Other
                             Asia
                             Pacific             474           330          44
                                            --------      --------
                                               2,119         1,321          60
                                            --------      --------

Proportionate EBITDA       - Japan              31.3%         22.5%
margin                     - Other
                             Asia
                             Pacific            40.2%         33.8%

Key performance indicators (Japan only)

ARPU                                      Yen 87,159    Yen 91,903

Churn                                           23.3%         25.6%

Cost to connect                           Yen 32,519    Yen 34,145

* Before goodwill amortisation and exceptional items


Japan


In a market that continues to expand, J-Phone Vodafone has produced good results due to a combination of increased service revenues, reduced acquisition and retention expenses and higher operational efficiencies, including centralisation of handset purchasing and improved control over capital expenditure. The financial results have also benefited from the inclusion of a full year's results for the first time and corporate efficiency initiatives.


At 31 March 2003, J-Phone Vodafone had 13,912,000 customers and a market share of over 18%. J-Phone Vodafone continued to capture monthly market share above its cumulative market share, with 1,727,000 net customer additions recorded in the year ended 31 March 2003, capturing over 26% of the market. Market penetration in Japan increased by 5 percentage points to 59% at 31 March 2003, compared to 54% at 31 March 2002. One of the key drivers of this recent growth has been the increase in J-Sky web usage and content revenue, together with the continued success of J-Phone Vodafone's other data offerings, "Sha-mail", the popular photo-messaging service for customers, and the video clip message service "Movie Sha-mail". A combination of these innovative services and attractive handsets continues to contribute to reducing customer churn, with 65% of customers now owning camera-enabled handsets.


J-Phone Vodafone continues to produce the highest ARPU in the Group and although voice ARPU declined as expected, data and content revenues continue to improve and, in March 2003, represented 21.7% of total service revenues. Average cost to connect decreased following a reduction in customer acquisition subsidies and more cost efficient purchasing, which has been achieved in part by benefits on handset purchases as a result of membership of the Group.


J-Phone Vodafone has substantially improved its EBITDA margin to 31.3% for the year ended 31 March 2003, representing an increase of 8.8 percentage points over the previous year. This was due to a combination of the synergies referred to above and also the implementation of improved internal cost control measures. Further cost savings are targeted as areas such as customer care and billing system management are improved. J-Phone Vodafone has also leveraged its brand position since becoming dual branded in December 2001 and plans to migrate to the single Vodafone brand by October 2003.


J-Phone Vodafone was the first Group operating company to commence 3G services, which began on 20 December 2002. Its 3G network is compatible with the global W-CDMA standard, thus introducing international W-CDMA and GSM SIM enabled roaming to Japan for the first time. J-Phone Vodafone has at present concluded roaming agreements with 69 operators in 62 countries and regions. Use of micro cell technology has allowed rapid and cost effective deployment of J-Phone Vodafone's 3G network and the company currently has 3,644 operational 3G base stations covering an estimated 71% of the population. By the second half of the 2004 financial year, J-Phone Vodafone aims to expand the network and have 13,275 operational 3G base stations covering over 95% of the population.


J-Phone Vodafone has invested in the development of its sales and distribution channels. Convenience stores became a new distribution channel for prepaid phones in February 2003 and J-Phone Vodafone's internet shop has been opened to provide 24-hour direct access for customers. Pilot Vodafone-branded shops were also launched in March 2003, exclusively selling J-Phone Vodafone products and services.


In November 2002, the Japanese Telecommunications Ministry ("the Ministry") initiated study groups and discussions regarding tariff setting rights for calls from fixed lines to mobiles. Currently, mobile operators have the right to set these tariffs and this has been challenged by certain fixed line operators. In April 2003, the Ministry published a proposal based on selective transit whereby the caller can select a mobile operators' rates or a fixed line operator's rates. J-Phone Vodafone is considering the proposal and will submit its views in due course. Should the proposal be implemented in its current form, J-Phone Vodafone's future incoming call revenue may be reduced.


Other Asia Pacific


Considerable progress has been made to reshape the Australian business. Despite an extremely competitive and maturing market, Vodafone Australia's registered customer numbers have risen over 19% since 31 March 2002, following the launch of an enhanced "no plans"TM offering and the introduction of new national distribution channels. The prepaid sector, in particular, drove the increase in customer numbers. The market share for the Australian business grew by an estimated 1 percentage point to over 18% at 31 March 2003. Total blended ARPU has declined over the period from $688 to $633 as a result of the change in base from access-based plans with subsidies to non-subsidised plans with no access fees. EBITDA increased 23% through continued focus on operational efficiency and enhanced product marketing and distribution.


New Zealand performed strongly, with revenues and EBITDA increasing by 32% and 51%, respectively, (20% and 34%, respectively, when measured in local currency), blended ARPU increasing by over 4% and EBITDA margin increasing by approximately 5 percentage points. By 31 March 2003, customer numbers reached 1,289,000, resulting in a 51% market share. In Fiji, despite continuing poor economic conditions, a 12% growth in customer numbers was achieved.


In Australia and New Zealand, MMS, GPRS roaming, Prepaid roaming and Mobile Connect were launched during the year. In addition, Vodafone live! was launched in both countries during April 2003.


China Mobile (Hong Kong) Limited ("China Mobile") increased its customer base by 49,376,000 in the year to 123,778,000 customers at 31 March 2003, including 25,143,000 customers acquired with the purchase of eight provincial cellular operations from its parent on 1 July 2002. Monthly ARPU continued to fall after showing signs of stabilising earlier in the year as a result of lower tariffs aimed at retaining customers as competition increased, although SMS volume growth accelerated, with almost 17.5 billion messages sent in the final quarter of the current financial year, up from 13.3 billion in the prior quarter.


During the year the Group increased its stake in China Mobile to approximately 3.27% and, on 22 May 2003, received its first cash dividend from China Mobile.



MIDDLE EAST AND AFRICA

Financial highlights                        Year ended 31 March       Increase/
                                               2003    2002          (decrease)

                                               GBPm    GBPm                   %

Statutory turnover                              290     306                 (5)
Statutory total Group operating
profit *                                        197     161                 22
Proportionate turnover                          526     488                  8
Proportionate EBITDA
(before exceptional items)                      243     211                 15

Proportionate EBITDA margin                    46.2%   43.2%

* Before goodwill amortisation and exceptional items


Results for the Middle East and Africa region have been adversely affected by the weakening of the Egyptian Pound and Kenyan Shilling over the period, although this was partially offset by a strengthening of the South African Rand.

Vodafone Egypt continued to grow strongly throughout the financial year, with customer numbers increasing by over 31% to 2,263,000. This resulted in a 17% growth in turnover measured in local currency. A focus on cost effectiveness in the operation lead to significant improvements in EBITDA margin, which increased from 40% to 49%.

In South Africa, Vodacom reported significant improvements in its operating results as its operations in Tanzania, Lesotho and the Democratic Republic of Congo continued to grow. Turnover from the South African network increased by over 22%, principally as a result of a 20% growth in customers to 7,874,000, and Vodacom's EBITDA improved by 17% overall.

Safaricom, in Kenya, consolidated its position as the market leader with a 55% market share as customer numbers increased 97% to 865,000 over the year.

The Group entered into a Partner Agreement with MTC in Kuwait in September 2002. MTC recently obtained a licence to provide mobile telecommunications services in Bahrain.


Vodafone Group Plc
Preliminary Results for the year ended 31 March 2003


PART 3



OTHER OPERATIONS

Financial highlights                              Year ended 31
                                                      March
                                                                      Increase/
                                                2003        2002     (decrease)
                                                GBPm        GBPm              %
Statutory turnover       - Europe                854         998           (14)
                         - Asia Pacific        1,979       1,105            79
                                            --------    --------
                                               2,833       2,103            35
                                            --------    --------
Statutory total Group    - Europe               (138)       (306)            -
operating profit/(loss)* - Asia Pacific          149         (17)            -
                                            --------    --------
                                                  11        (323)            -
                                            --------    --------


Proportionate turnover   - Europe                752         821            (8)
                         - Asia Pacific        1,321       1,160            14
                                            --------    --------
                                               2,073       1,981             5
                                            --------    --------

Proportionate EBITDA     - Europe                 48          (8)            -
(before exceptional
  items)                 - Asia Pacific          396         199            99
                                            --------    --------
                                                 444         191           132
                                            --------    --------

* Before goodwill amortisation and exceptional items



The Group's other operations largely comprise interests in fixed line telecommunications businesses in Germany (Arcor), Japan (Japan Telecom) and France (Cegetel) and Vodafone Information Systems, an IT and data services business based in Germany. Results for the Vizzavi joint venture are also included until 29 August 2002.

Results for the Group's other operations have improved, primarily as a result of the full year inclusion of Japan Telecom in the period, which was consolidated from 12 October 2001. The proportionate results also benefited from the stake increase in Cegetel, which took the Group's effective ownership to 30% with effect from January 2003.

Arcor

Arcor provides fixed network services in Germany. The German fixed line market remains intensely competitive although Arcor has retained its position as the leading private operator and the strongest competitor to Deutsche Telekom, the market leader. Turnover from voice, data and internet businesses increased by 9% in the year, compensating for the significant reduction in carrier and other business caused by the competitive market. During the period the contract voice customer base increased by approximately 10% or 230,000 to 2,600,000 customers, and total traffic volumes increased by 20% to 25.3 billion minutes.

In January 2002, a contract with Deutsche Bahn AG was signed to carve out Arcor's railway specific telecommunication and service business into the company Arcor DS-Telematik GmbH. Following completion of the sale in April 2002, the remaining 50.1% share of Telematik was sold to Deutsche Bahn AG in July 2002.

Japan Telecom

Japan Telecom is the third largest fixed line telecommunications operator in Japan, offering both voice and data services. Since Vodafone gained control in October 2001, Japan Telecom's profitability has improved significantly, with operating profit, before goodwill amortisation and exceptional items, of GBP149m for the year ended 31 March 2003 as the benefits of management's transformation plan start to be realised.

The fixed line market in Japan remains extremely competitive following the lifting of market entry restrictions and the maintenance of market share continues to be a challenge in the customer voice segment. The main focus of the business in the period has been on high growth business opportunities and the delivery of innovative data products and services. The corporate customer base continues to expand due to the uptake of IP data related services, with the next-generation IP network "PRISM", using optical fibres, being particularly successful. Additional functionality such as new connectivity regarding IP-VPN accessibility via the Internet and network expansion for Ethernet services has been added to the network to enhance data services.

The Group is currently in discussions that may or may not lead to a disposal of the Japan Telecom fixed line operations.

STRATEGIC DEVELOPMENTS

Global Services

The Group's vision is to be the world's mobile communications leader. A major focus of the Group's strategy is to offer innovative services within Vodafone-branded, end-to-end customer propositions which utilise the Group's global footprint and global brand to offer customers a unique mobile experience and seamless international services.

These programmes, such as Vodafone live!, are based on compelling customer propositions and have been packaged together for a specific target market. Vodafone live! is an easy-to-use consumer service, bringing customers a world of colour, sound and pictures, enabling them to use picture messaging, download polyphonic ringtones and colour games, and browse branded infotainment from integrated camera phones through an easy to use icon driven menu.

Vodafone live! and Mobile Office from Vodafone

Vodafone live! was launched on 24 October 2002 and by 31 March 2003 the Group had connected more than one million active live! customers in 10 countries. Of the Vodafone live! customers, Germany had over 405,000, Italy 227,000 and the UK 240,000. Since 31 March 2003, Vodafone live! has also been launched in Australia, Egypt and New Zealand. The service has also attracted critical acclaim from the industry, including recent awards from the GSM Association for best consumer application, advertising and mobile handset.

The acquisition of the remaining 50% stake in Vizzavi and its rapid integration into the Group has supported the creation of Vodafone live!, which is expected to continue to drive a significant part of the Group's growth in future years. It is intended that the Vodafone live! experience will continue to be updated, integrating the most up to date services and technologies as well as broadening the range of handsets available to cover more market segments. The next release of Vodafone live! will include access to picture messaging libraries and improved download speeds.

Mobile Connect Card, the first of Vodafone's global business services to be offered under Mobile Office from Vodafone, was launched in twelve countries during the period. Mobile Connect Card, a high speed data card enabling customers to access their normal business applications when out of the office, is aimed at all business users, from large corporate customers to those in the small and medium sized enterprise sector, and is marketed and sold through the Group's direct sales, retail and e-channels as well as partner channels for leading personal computer brands. Mobile Office from Vodafone will offer a range of global and local mobile business services to customers, with more global services to be introduced later this year.

Vodafone live! and Mobile Office from Vodafone are already demonstrating their importance to the Group's strategy of deriving increased revenues from data services, with games downloads, picture messaging and other content services proving particularly popular and generating extra revenue.

3G

Together, Vodafone live! and Mobile Office from Vodafone lay the foundations for the Group's next stage of growth, as it is planned that both will create the demand for new data services against which the Group will deploy its 3G networks. Both currently use 2.5G technology and will be upgraded to 3G, enabling faster download speeds, which will enhance customer experience and productivity.

In December 2002, J-Phone Vodafone became the first subsidiary in the Group to commercially launch 3G services. Furthermore, J-Phone Vodafone customers with an enabled handset can not only use 3G services within Japan, but can also roam internationally on 2G networks with the convenience of being able to use the same telephone number as they do at home.

In Europe, the Group's 3G programme continues, with networks being rolled out according to plan and technical testing underway. The availability of suitable handsets remains a key issue and supplies of these are expected to be limited until 2004. 3G services are expected to be available to customers before the end of the 2004 financial year, dependent on when networks and handsets are of sufficient quality to offer such services to the Group's customers.

Brand

The strength of the Vodafone brand continues to improve. For example, in countries where we have migrated to the Vodafone brand, brand awareness and preference continues to grow. During the year, the Group continued with its high profile sponsorship of the Manchester United Football Club and the Ferrari Formula 1 team, backed up with individual sponsorship contracts which, when combined with the continued brand rollout and other marketing communications programmes, have significantly improved awareness and perception of the brand. Migration to the single Vodafone brand is also underway in Japan and in Italy, Vodafone Omnitel migrated to the single brand in May 2003. Having a consistently implemented brand across our markets greatly assisted the execution of the Vodafone live! campaign and Vodafone live! is already significantly contributing to the brand in terms of brand equity and positioning. The brand is also being rolled out in networks where Vodafone does not have equity stakes, through the partner networks programme, which licenses the global brand and key global services.

Partner Network Agreements

The Group's partner network strategy is becoming increasingly attractive to operators in which it does not hold an equity stake. During the year ended 31 March 2003, the Group signed a further five Partner Network Agreements, with Mobilkom Austria Group, si.mobil in Slovenia, VIPnet in Croatia, Radiolinja Eesti in Estonia and MTC of Kuwait. The Group now has eight partner networks following the latest agreement with Islandssimi hf in Iceland announced on 16 April 2003. By partnering with leading mobile operators the Group is able to market its global services in new territories, extend its brand reach into new markets and create additional revenue without the need for equity investment.

Synergies

Mannesmann synergies of approximately GBP644 million, calculated on a proportionate after tax cash flow basis were achieved in the year ended 31 March 2003, exceeding the target set for the year ended 31 March 2003 mainly as a result of higher savings on capital expenditure.

Corporate Social Responsibility

The Group recognises that key stakeholder groups have interests that extend beyond short-term financial results to the broad context of social and environmental issues and regards a strong corporate social responsibility ("CSR") programme as an important part of achieving sustainable business success. Over the last twelve months, the Group has put in place a series of programmes that address significant environmental issues. These include addressing the concerns related to the perceived link between radio frequencies
(EMF) and health, the use of energy across the Group's operations, the reuse and recycling of handsets and accessories, the management of waste and the use of ozone depleting substances in our operations. Progress is being made across all of these projects. Further details will be released in the Company's third separate CSR report or on the CSR pages of the Group's website, www.vodafone.com available in June 2003. The coming years will see a strong focus on further delivery against commitments and increasing integration of CSR into core business processes.

The Group has retained its position in both the FTSE4Good and Dow Jones Sustainability Indices.



FINANCIAL UPDATE


Profit and loss account


Total Group operating profit/loss

Before goodwill amortisation and exceptional items, total Group operating profit increased 30% to GBP9,181m in the year ended 31 March 2003 from GBP7,044m in the year ended 31 March 2002.


After goodwill amortisation and exceptional items, the Group reported a total operating loss of GBP5,451m, compared with a loss of GBP11,834m for the comparable period. This net change of GBP6,383m arose as a result of a GBP4,832m reduction in respect of exceptional items, and a GBP2,137m increase in operating profit, before goodwill amortisation and exceptional items, partly offset by a GBP586m increase in the goodwill amortisation charge, which increased primarily as a result of the acquisition of J-Phone Vodafone and Japan Telecom in the second half of the 2002 financial year. These charges for goodwill amortisation do not affect the cash flows of the Group or the ability of the Group to pay dividends.


Exceptional items

Exceptional operating items of GBP576m were charged in the year ended 31 March 2003, comprising GBP485m of impairment charges in relation to the Group's interests in Japan Telecom and Grupo Iusacell, and GBP91m of reorganisation costs relating to the integration of Vizzavi into the Group and related restructuring.

During the comparable period to March 2002, exceptional operating items of GBP5,408m consisted primarily of impairment charges of GBP5,100m in relation to the carrying value of goodwill for Arcor, Cegetel, Grupo lusacell and Japan Telecom and GBP222m representing the Group's share of exceptional items of its associated undertakings and joint ventures. A further GBP86m of reorganisation costs was also incurred, principally in respect of the Group's operations in Australia and the UK.

Exceptional non-operating charges of GBP5m (2002: GBP860m) mainly represents a profit on disposal of fixed asset investments of GBP255m, principally relating to the disposal of the Group's interest in Bergemann GmbH, through which the Group's 8.2% stake in Ruhrgas AG was held, offset by an impairment charge in respect of the Group's investment in China Mobile of GBP300m.

Interest

Total Group net interest payable, including the Group's share of the net interest expense of joint ventures and associated undertakings, decreased from GBP845m for the year ended 31 March 2002 to GBP752m for the year ended 31 March 2003. Net interest costs in respect of the Group's net borrowings decreased to GBP457m from GBP503m for the comparable period, reflecting the decrease in average net debt levels. Group interest is covered 26.0 times by operating cash flow plus dividends received from associated undertakings, compared with 16.4 times for the year ended 31 March 2002. The Group's share of the net interest expense of joint ventures and associated undertakings decreased from GBP342m to GBP295m, partly as a result of the consolidation of the Group's former associated undertakings, Japan Telecom and J-Phone Vodafone, from October 2001 and of Vizzavi from 29 August 2002 and reduced levels of indebtedness in SFR.

Taxation

The effective rate of taxation, before goodwill amortisation and exceptional items, for the year to 31 March 2003 was 35.5%, 2.2% less than the rate anticipated at the half year, mainly due to additional benefits arising from a reorganisation of the Group's Italian operations and a one-off benefit in Germany arising from the reorganisation of the German group of companies following the purchase of the remaining minorities. In the prior year, the effective tax rate was 35.7% after benefiting from a one-off tax credit received in Germany arising from the distribution of earnings and the Visco Law incentive scheme in Italy. The Visco Law has subsequently been replaced by a less favourable tax regime.

Next year's effective rate of taxation, before goodwill amortisation and exceptional items, is expected to be similar to this year's and the Group anticipates tax payments to amount to approximately GBP2 billion.

Earnings per share

Earnings per share, before goodwill amortisation and exceptional items, increased 32% from 5.15p to 6.81p for the period to 31 March 2003.

Basic loss per share, after goodwill amortisation and exceptional items, improved from a loss per share of 23.77p to a loss per share of 14.41p for the period to 31 March 2003. The loss per share of 14.41p includes a charge of 20.62p per share (2002: 19.82p per share) in relation to the amortisation of goodwill and a charge of 0.60p per share (2002: 9.10p per share) in relation to exceptional items.

Dividends

The Company has historically paid dividends semi-annually, with the regular interim dividend in respect of the first six months of the financial year payable in February and the final dividend in respect of the financial year payable in August. The directors expect that the Company will continue to pay dividends semi-annually.

In considering the level of dividend to declare and recommend, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments together with the possibilities for debt reductions and share buy backs. Accordingly, the directors are recommending a final dividend of 0.8983 pence per share, bringing the total dividend to 1.6929 pence per share, representing a 15% increase over last year's total dividend. The Board expects progressively to increase the payout ratio in the future.

The ex-dividend date is 4 June 2003, the record date for the final dividend is 6 June 2003 and the dividend is payable on 8 August 2003.

Cash flows and funding

The increase in operating profit, before goodwill amortisation and exceptional items, in the year ended 31 March 2003 produced strong operating cash flows of GBP11,142m, which are 38% higher than the comparable period, including over GBP2,970m of operating cash flows from the Group's former associated undertakings Japan Telecom and J-Phone Vodafone.

During the year ended 31 March 2003, the Group increased its operating free cash flow by 58% to GBP5,863m and generated GBP5,171m of free cash flow, more than double the previous financial year.

                                                    Year ended      Year ended
                                                      31 March        31 March
                                                          2003            2002
                                                          GBPm            GBPm
Net cash inflow from operating
activities (Note 7)                                     11,142           8,102
Purchase of intangible fixed assets                        (99)           (325)
Purchase of tangible fixed assets                       (5,289)         (4,145)
Disposal of tangible fixed assets                          109              75
                                                      --------        --------
Net capital expenditure on intangible and
tangible fixed assets                                   (5,279)         (4,395)
                                                      --------        --------
Operating free cash flow                                 5,863           3,707

Dividends received from associated
undertakings *                                              742            139
Taxation                                                   (883)          (545)
Interest on group debt                                     (475)          (854)
Dividends from investments                                   15              2
Dividends paid to minority interests                        (91)           (84)
                                                       --------       --------
Net cash outflow for returns on investments
and servicing of finance                                   (551)          (936)
                                                       --------       --------
Free cash flow                                            5,171          2,365
                                                       ========       ========
Notes:

* Year  ended 31  March  2003  includes  GBP564m  (2002:  GBPnil)  from  Verizon
Wireless.


The Group also invested a net GBP4.9 billion in merger and acquisition activities, and an analysis of the significant transactions is shown below:

                                                                   Impact on net
                                                                          debt
                                                                     GBP billion
Stake increases in subsidiary companies:
  Vodafone Spain from 91.6% to 100%                                        1.8
  Vodafone Netherlands from 70.0% to 97.2%                                 0.5
  Vodafone Sweden from 71.1% to 99.1%                                      0.4
  Vodafone Holding GmbH from 99.6% to 100%                                 0.3
  Vodafone Greece from 51.9% to 64.0%                                      0.2
  Vodafone Portugal from 50.9% to 94.4%                                    0.2
  Others                                                                   0.1
Purchase of remaining 50% interest in Vizzavi operations                   0.1
Acquisition of further stakes in associates:
  Cegetel / SFR                                                            1.4
  Other associates                                                         0.1
Stake increase in China Mobile from 2.18% to 3.27%                         0.5
Disposal of Ruhrgas and Arcor's Telematik business                        (0.7)
                                                                      --------
                                                                           4.9
                                                                      ========


As a result of the significant levels of free cash flow generated and after merger and acquisition activity, Group dividend payments of GBP1,052m and GBP826m of adverse foreign exchange movements, the Group's consolidated net debt position at 31 March 2003 increased to GBP13,839m, from GBP12,034m at 31 March 2002. This represented approximately 18% of the Group's market capitalisation at 31 March 2003 compared with 14% at 31 March 2002. A further analysis of net debt can be found in Note 8 on page 32.

The Group remains committed to maintaining a strong financial position as currently demonstrated by its stable credit ratings of P-1/F1/A-1 short-term and A2/A/A long term from Moody's, Fitch Ratings and Standard and Poor's respectively. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

The Group's credit ratings enable it to have access to a wide range of debt finance including commercial paper, bonds and committed bank facilities. The Group currently has US and euro commercial paper programmes of US$15 billion and GBP5 billion, respectively, which are used to meet short-term liquidity requirements. The commercial paper facilities are supported by a US$11.025 billion committed bank facility, which may be extended for one year from June 2003. This facility replaced the Group's previous US$13.7 billion committed bank facility and as at 31 March 2003 no amounts had been drawn under it. Additionally, the Group has a Eur 12 billion Medium Term Note programme and an $8 billion US shelf programme, both of which are used to meet medium to long term funding requirements.

The Group also has a Yen 225 billion committed bank facility which was fully drawn down on 15 October 2002. At 31 March 2003, the Group had approximately GBP11.7 billion (pounds sterling equivalent) of capital market debt in issue, with maturities from April 2003 to November 2032, GBP2.5 billion (pounds sterling equivalent) of term funding and GBP0.4 billion of short term funding.

Bond repurchases

On 9 January 2003 a cash tender offer was announced to purchase three bonds issued by the Group's wholly owned subsidiary Vodafone Finance BV prior to its acquisition by the Company and guaranteed by Vodafone Holding GmbH, also wholly owned. The offer resulted in a total cash payment of Eur 3,782m to acquire 50.0%, 54.1% and 71.4% of the 2004, 2005 and 2009 issues, respectively.

Details of additional bond repurchases undertaken since 31 March 2003 can be found under "Subsequent Events" on page 24.

Pension scheme funding

As at 31 March 2003, the net deficit in the Group's defined benefit pension schemes, calculated under FRS 17, amounted to GBP257m, comprising a net liability of GBP406m offset by a deferred tax asset of GBP149m. This amount represents less than 0.5% of both the Group's market capitalisation and net assets at that date.

Equity shareholders' funds

Total equity shareholders' funds at 31 March 2003 decreased from GBP130,573m at 31 March 2002 to GBP128,671m. The decrease comprises the loss for the period of GBP9,819m (after goodwill amortisation of GBP14,056m) and dividends of GBP1,154m. The decrease was partially offset by net currency translation gains of GBP9,039m, the issue of new share capital of GBP31m and GBP1m of other movements.

Group management

As previously announced, Arun Sarin will succeed Sir Christopher Gent as Chief Executive after the Annual General Meeting ("AGM") on 30 July 2003. The Group's Financial Director, Ken Hydon, is the next Director due to retire and it is planned that he will retire at the AGM in July 2005.

Transactions

The Group undertook the following significant transactions in the year ended 31 March 2003:

Acquisitions

a)  Acquisitions of minority stakes in subsidiary undertakings

Airtel Movil, S.A. ("Vodafone Spain") On 2 April 2002, the Company acquired a further 2.2% interest in Vodafone Spain for the Euro equivalent of GBP0.4 billion, following the exercise of a put option held by Torreal, S.A, increasing the Group's interest to 93.8%.

On 21 January 2003, the Company announced that it had acquired the remaining 6.2% interest in Vodafone Spain for Eur 2.0 billion (GBP1.4 billion) following the exercise of a put option held by Acciona, S.A. and Tibest Cuatro, S.A. under the terms of an agreement originally made in January 2000. The transaction completed on 27 January 2003 at which time Vodafone Spain became a wholly owned subsidiary of the Group.

Vodafone Telecel- Comunicacoes Pessoais, SA ("Vodafone Portugal") During the year the Group increased its effective interest in Vodafone Portugal from 50.9% to 94.4% through a combination of market purchases and a tender offer process. The total aggregate cash consideration paid in the 2003 financial year amounted to GBP184m, with a further GBP336 million paid in April 2003. The Company has implemented compulsory acquisition procedures to acquire the remaining shares and de-listing of Vodafone Portugal's shares occurred on 22 May 2003.

Europolitan Vodafone AB ("Vodafone Sweden") During the year the Group increased its effective interest in Vodafone Sweden from 71.1% to 99.1% through a combination of market purchases and a tender offer process for an aggregate cash consideration of GBP391m. The Company has commenced compulsory acquisition procedures to acquire the remaining shares and Vodafone Sweden's shares were de-listed from the O-list, Attract 40, of the Stockholm Exchange on 28 March 2003.

Vodafone Libertel N.V. ("Vodafone Netherlands") On 27 November 2002, the Group purchased for cash an additional 7.6% interest in Vodafone Netherlands, increasing the Group's interest from 70% to 77.6%. The Company also undertook a tender offer process to acquire the remaining shares held by minorities, which was declared unconditional on 28 March 2003. As a result of the offer at that time and market purchases, the Company increased its effective interest in Vodafone Netherlands to 97.2%. The aggregate cash consideration paid was GBP486m, with a further GBP110m paid in April 2003. Following a post-closing acceptance period, the Company, as a result of the offer and further private transactions, increased its effective interest in Vodafone Netherlands to 99.7%. The Company intends to initiate squeeze-out procedures in order to acquire the remaining shares in the company. Vodafone Netherlands shares have been de-listed from the Euronext Amsterdam Stock Exchange.

Vodafone-Panafon Hellenic Telecommunications Company S.A. ("Vodafone Greece") On 3 December 2002 the Group acquired from France Telecom S.A ("FT") its 10.85% interest in Vodafone Greece for cash, which increased the Group's effective shareholding in Vodafone Greece from 51.9% to 62.7%. The Group also made further market purchases amounting to 1.3% of the shares in Vodafone Greece, taking the Group's effective interest to 64.0% at 31 March 2003. In addition, the Company granted FT a cash settled call option to cover certain of FT's obligations under its 4.125% Exchange Notes due 29 November 2004, which are convertible into Vodafone Greece shares. Exercise of this option will not change the Company's effective interest.

Vodafone Australia On 3 May 2002, the Group completed the purchase of the 4.5% minority interest in Vodafone Australia, as a result of which Vodafone Australia became a wholly owned subsidiary.

Vodafone Holding GmbH On 21 August 2002, the Group bought out the outstanding minority shareholders in Vodafone Holding GmbH, formerly Mannesmann AG, for the Euro equivalent of GBP281m.

Vodafone Hungary On 23 January 2003, the Group increased its stake in Vodafone Hungary having acquired RWE Com GmbH&Co OHG's entire 15.565% interest in Vodafone Hungary.


b)   Other acquisitions

On 18 June 2002, the Group purchased a further stake of approximately 1.1% in China Mobile for $750m, increasing the Group's interest in China Mobile to approximately 3.27%.

On 29 August 2002, the Group acquired Vivendi Universal S.A.'s ("Vivendi's") 50% stake in the Vizzavi joint venture companies that operate the mobile content business, for Eur 143m. As a result of this transaction, the Group owns 100% of Vizzavi, with the exception of Vizzavi France, which is now wholly owned by Vivendi.

During December 2002, the Group completed the purchase of an additional 3.5% equity stake in its South African associated undertaking, Vodacom, for the sterling equivalent of GBP78 million. The transaction increases the Group's effective interest in Vodacom to 35.0%.

On 10 January 2003, under an agreement with Mobitelea Ventures Limited, the Group completed the purchase of an additional 5% equity stake in the Group's Kenyan associated undertaking Safaricom for approximately $10 million, increasing the Group's effective interest to 35%.

On 21 January 2003, the Company announced that its subsidiary, Vodafone Holding GmbH, completed the acquisition of SBC's 15% interest in Cegetel for a cash consideration of $2.27 billion (GBP1.4 billion), increasing the Group's effective interest in SFR to approximately 43.9%.

Disposals

On 8 July 2002, the Group completed the sale to E.ON AG of its 23.6% stake in Bergemann GmbH through which it held an effective 8.2% stake in Ruhrgas AG. The total cash received amounted to Eur 0.9 billion.


SUBSEQUENT EVENTS

On 1 April 2003 the Group announced a cash tender offer to purchase $1.1 billion of US Dollar bonds and DEM 400m bonds issued by its wholly owned subsidiary Vodafone Americas, Inc. (previously AirTouch Communications, Inc.) On 17 April 2003, the Group announced that, pursuant to these offers, it had purchased bonds in the principal amounts of $569,987,000 and DEM 308,360,000.



Vodafone Group Plc
Preliminary Results for the year ended 31 March 2003


PART 4


FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 MARCH 2003

                                                   Year ended       Year ended
                                                31 March 2003    31 March 2002
                                                         GBPm             GBPm
Turnover:
Group and share of joint ventures
and associated undertakings                            39,152           33,541

Less: Share of joint ventures
and associated undertakings                            (8,777)         (10,696)
                                                    ---------        ---------
                                                       30,375           22,845
                                                    =========        =========

Turnover (Note 2)                                      30,375           22,845
                                                    =========        =========

Operating loss                                         (5,295)         (10,377)

Share of operating loss in joint ventures
and associated undertakings                              (156)          (1,457)
                                                    ---------        ---------
Total Group operating loss (Note 2)                    (5,451)         (11,834)

Exceptional non-operating items (Note 4)                   (5)            (860)
                                                    ---------        ---------
Loss on ordinary activities before interest
and similar items                                      (5,456)         (12,694)

Net interest payable and similar items                   (752)            (845)

- Group                                                  (457)            (503)
- Share of joint ventures
  and associated undertakings                            (295)            (342)
                                                    ---------        ---------
Loss on ordinary activities before taxation            (6,208)         (13,539)

Tax on loss on ordinary activities (Note 5)            (2,956)          (2,140)
                                                    ---------        ---------
Loss on ordinary activities after taxation             (9,164)         (15,679)

Minority interests (including non-equity
minority interests)                                      (655)            (476)
                                                    ---------        ---------
Loss for the financial year                            (9,819)         (16,155)

Equity dividends                                       (1,154)          (1,025)

                                                    ---------        ---------
Retained loss for the Group and its share of
Joint ventures and associated undertakings            (10,973)         (17,180)
                                                    =========        =========

Basic and diluted loss per share (Note 6)              (14.41)p         (23.77)p
Adjusted earnings per share (Note 6)                     6.81p            5.15p

Dividends per share                                    1.6929p          1.4721p


CONSOLIDATED BALANCE SHEET

AS AT 31 MARCH 2003

                                              31 March 2003      31 March 2002
                                                       GBPm               GBPm
Fixed assets
Intangible assets                                   108,085            105,944
Tangible assets                                      19,574             18,541
Investments                                          27,030             28,977
Loans to joint ventures                                   -                321
Investments in associated undertakings               25,825             27,249
Other investments                                     1,205              1,407
                                                  ---------          ---------
                                                    154,689            153,462
                                                  ---------          ---------
Current assets
Stocks                                                  365                513
Debtors                                               7,460              7,053
Investments                                             291              1,792
Cash at bank and in hand                                475                 80
                                                  ---------          ---------
                                                      8,591              9,438

Creditors: amounts falling due within
one year                                            (14,293)           (13,455)
                                                  ---------          ---------

Net current liabilities                              (5,702)            (4,017)
                                                  ---------          ---------

Total assets less current liabilities               148,987            149,445

Creditors: amounts falling due after
more than one year                                  (13,757)           (13,118)

Provisions for liabilities and charges               (3,696)            (2,899)

Investments in joint ventures:
- Share of gross assets                                   -                 76
- Share of gross liabilities                              -               (345)
                                                  ---------          ---------
                                                          -               (269)
Other provisions                                     (3,696)            (2,630)
                                                  ---------          ---------
                                                    131,534            133,428
                                                  =========          =========

Capital and reserves
Called up share capital                               4,275              4,273
Share premium account                                52,073             52,044
Merger reserve                                       98,927             98,927
Other reserve                                           843                935
Profit and loss account                             (27,447)           (25,606)
                                                  ---------          ---------
Total equity shareholders' funds                    128,671            130,573

Equity minority interests                             1,848              1,727
Non-equity minority interests                         1,015              1,128
                                                  ---------          ---------
                                                    131,534            133,428
                                                  =========          =========



CONSOLIDATED CASH FLOW

FOR THE YEAR ENDED 31 MARCH 2003

                                                   Year ended       Year ended
                                                31 March 2003    31 March 2002
                                                         GBPm             GBPm

Net cash inflow from operating
activities (Note 7)                                    11,142            8,102


Dividends received from joint ventures
and associated undertakings                               742              139

Net cash outflow for returns on investments
and servicing of finance                                 (551)            (936)

Taxation                                                 (883)            (545)

Net cash outflow for capital expenditure
and financial investment                               (5,373)          (4,447)

Purchase of intangible fixed assets                       (99)            (325)
Purchase of tangible fixed assets                      (5,289)          (4,145)
Disposal of tangible fixed assets                         109               75
Purchase of investments                                  (560)             (44)
Disposal of investments                                   575              319
Other                                                    (109)            (327)
                                                    ---------        ---------
Net cash outflow for acquisitions
and disposals                                          (4,880)          (7,691)
Purchase of interests in subsidiary
undertakings                                           (3,519)          (3,078)
Net cash/(overdrafts) acquired with
subsidiary undertakings                                    11           (2,514)
Purchase of interests in joint ventures
and associated undertakings                            (1,491)          (7,159)
Disposal of interests in subsidiary
undertakings                                              125                -
Disposal of businesses                                      -            5,071
Purchase of customer bases                                 (6)             (11)
                                                    ---------        ---------
Equity dividends paid                                  (1,052)            (978)
                                                    ---------        ---------

Cash outflow before management of liquid
resources and financing                                  (855)          (6,356)

Management of liquid resources                          1,384            7,042

Net cash outflow from financing                          (136)            (675)
Issue of ordinary share capital                            28            3,581
Debt repayment                                           (165)          (4,268)
Issue of shares to minorities                               1               12
                                                    ---------        ---------
Increase in cash in the year                              393               11
                                                    =========        =========


Reconciliation of net cash flow to movement in net debt

Increase in cash in the year                              393               11
Cash outflow from decrease in debt                        165            4,268
Cash inflow from management of
liquid resources                                       (1,384)          (7,042)
                                                    ---------        ---------
Increase in net debt resulting from cash flows           (826)          (2,763)

Premium on repayment of debt                             (157)               -
Debt acquired on acquisition of subsidiaries                -           (3,116)
Translation difference                                   (826)             517
Other movements                                             4               50
                                                    ---------        ---------
Increase in net debt in the year                       (1,805)          (5,312)

Opening net debt                                      (12,034)          (6,722)
                                                    ---------        ---------
Closing net debt (Note 8)                             (13,839)         (12,034)
                                                    =========        =========



CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31 MARCH 2003



                                                  Year ended       Year ended
                                               31 March 2003    31 March 2002
                                                        GBPm             GBPm

Loss for the financial year
- Group                                               (9,049)         (14,131)
- Share of joint ventures and
  associated undertakings                               (770)          (2,024)
                                                   ---------        ---------
                                                      (9,819)         (16,155)
                                                   ---------        ---------

Currency translation
- Group                                               10,484           (1,980)
- Share of joint ventures and
  associated undertakings                             (1,445)            (283)
                                                   ---------        ---------
                                                       9,039           (2,263)
                                                   ---------        ---------

Total recognised losses for the year                    (780)         (18,418)
                                                   =========        =========




MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS
FOR THE YEAR ENDED 31 MARCH 2003

                                                  Year ended       Year ended
                                               31 March 2003    31 March 2002
                                                        GBPm             GBPm

Loss for the financial year                           (9,819)         (16,155)
Equity dividends                                      (1,154)          (1,025)
                                                   ---------        ---------
                                                     (10,973)         (17,180)

Currency translation                                   9,039           (2,263)
New share capital subscribed                              31            5,984
Shares to be issued                                        -             (978)
Other                                                      1                3
                                                   ---------        ---------
Net movement in equity shareholders' funds            (1,902)         (14,434)

Opening equity shareholders' funds                   130,573          145,007
                                                   ---------        ---------
Closing equity shareholders' funds                   128,671          130,573
                                                   =========        =========


NOTES TO THE PRELIMINARY RESULTS
FOR THE YEAR ENDED 31 MARCH 2003


1 Basis of preparation

Statutory financial information

The preliminary results for the year ended 31 March 2003 are an abridged statement of the full Annual Report & Accounts and Form 20-F, which was approved by the Board of Directors on 26 May 2003. The Auditors' Report on these accounts was unqualified. The preliminary results do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985. The information relating to the year ended 31 March 2002 is an extract from the published accounts for that year, which have been delivered to the Registrar of Companies, and on which the Auditors' Report was unqualified. The accounts for the year ended 31 March 2003 will be delivered to the Registrar of Companies following the Company's Annual General Meeting, to be held on 30 July 2003.

2 Segmental and other analysis

The Group's principal business is the supply of mobile telecommunications services and products. Other operations primarily comprise fixed line telecommunications businesses and, until 29 August 2002, the Vizzavi joint venture. Analyses of turnover and total Group operating profit/(loss) by geographical region and class of business are as follows:

                                             Year ended             Year ended
                                          31 March 2003          31 March 2002
Turnover *                                         GBPm                   GBPm

Mobile telecommunications:
  Northern Europe                                 6,057                  5,432
  Central Europe                                  4,775                  4,177
  Southern Europe                                 8,051                  6,743
                                              ---------              ---------
Europe                                           18,883                 16,352
Americas                                              5                     12
Asia Pacific                                      8,364                  4,072
Middle East and Africa                              290                    306
                                              ---------              ---------
                                                 27,542                 20,742
Other operations:
Europe                                              854                    998
Asia Pacific                                      1,979                  1,105
                                              ---------              ---------
                                                 30,375                 22,845
                                              =========              =========

* The analysis of turnover represents turnover of the Company and its subsidiary undertakings and is stated net of inter-company turnover.

Total Group operating profit/(loss)               Year ended       Year ended
(before goodwill and                                31 March         31 March
exceptional items)                                      2003             2002
                                                        GBPm             GBPm

Mobile telecommunications:
  Northern Europe                                      2,222            1,685
  Central Europe                                       1,616            1,543
  Southern Europe                                      2,495            2,072
                                                   ---------        ---------
Europe                                                 6,333            5,300
Americas                                               1,219            1,317
Asia Pacific                                           1,421              589
Middle East and Africa                                   197              161
                                                   ---------        ---------
                                                       9,170            7,367
Other operations:
Europe                                                  (138)            (306)
Asia Pacific                                             149              (17)
                                                   ---------        ---------
                                                       9,181            7,044

Subsidiary undertakings                                7,076            5,071
Share of joint ventures and
associated undertakings                                2,105            1,973
                                                   ---------        ---------

Goodwill amortisation                                (14,056)         (13,470)
Exceptional operating items (Note 3)                    (576)          (5,408)
                                                   ---------        ---------
Total Group operating loss                            (5,451)         (11,834)
                                                   =========        =========

3 Exceptional operating items

                                                   Year ended       Year ended
                                                31 March 2003    31 March 2002
                                                         GBPm             GBPm
Impairment of intangible and
tangible fixed assets                                     485            5,100
Reorganisation costs                                       91               86
Share of exceptional operating items of
associated undertakings and joint ventures                  -              222
                                                    ---------        ---------
                                                          576            5,408
                                                    =========        =========


4 Exceptional non-operating items

                                               Year ended          Year ended
                                            31 March 2003       31 March 2002
                                                     GBPm                GBPm
Amounts written off fixed
asset investments                                     340                 920
Profit on disposal of fixed
asset investments                                    (255)                 (9)
Profit on disposal of fixed assets                     (3)                (10)
Profit on disposal of businesses                      (22)                (41)
Share of associate profit on
disposal of investment                                (55)                  -
                                                ---------           ---------
                                                        5                 860
                                                =========           =========


5 Tax on loss on ordinary activities

                                                Year ended          Year ended
                                             31 March 2003       31 March 2002
                                                      GBPm                GBPm
United Kingdom corporation tax
charge at 30%                                          195                 187
                                                 ---------           ---------

Overseas corporation tax
Current tax:
  Current year                                       1,971                 857
  Prior year                                             9                (322)
                                                 ---------           ---------
                                                     1,980                 535
                                                 ---------           ---------

Total current tax                                    2,175                 722

Deferred tax - origination of and
reversal of timing differences                         818               1,489
                                                 ---------           ---------
Tax on loss on ordinary activities,
before exceptional items                             2,993               2,211

Tax on exceptional items                               (37)                (71)
                                                 ---------           ---------
Total tax charge                                     2,956               2,140
                                                 =========           =========

Parent and subsidiary undertakings                   2,624               1,925
Share of associated undertakings
and joint ventures                                     332                 215
                                                 ---------           ---------
                                                     2,956               2,140
                                                 =========           =========


6 Earnings per share

                                                 Year ended        Year ended
                                              31 March 2003     31 March 2002
                                                       GBPm              GBPm

Loss for basic loss per share                        (9,819)          (16,155)
Goodwill amortisation                                14,056            13,470
Exceptional operating items                             576             5,408
Exceptional non-operating items                           5               860
Tax on exceptional items                                (37)              (71)
Share of exceptional items
attributable to minority interests                     (139)              (14)
                                                  ---------         ---------
Earnings for adjusted earnings per share              4,642             3,498
                                                  =========         =========

Weighted average number of shares (millions):
Basic, diluted and adjusted                          68,155            67,961


7 Reconciliation of operating loss to net cash inflow from operating activities

                                                Year ended          Year ended
                                             31 March 2003       31 March 2002
                                                      GBPm                GBPm

Operating loss                                      (5,295)            (10,377)
Exceptional items                                      496               4,486
Depreciation                                         3,979               2,880
Goodwill amortisation                               11,875              10,962
Amortisation of other intangible
fixed assets                                            53                  34
Loss on disposal of tangible
fixed assets                                           109                  46
                                                 ---------           ---------
Group EBITDA, before
exceptional items *                                 11,217               8,031

Working capital movements                              (52)                 98

Payments in respect of exceptional
items                                                  (23)                (27)
                                                 ---------           ---------
Net cash inflow from operating
activities                                          11,142               8,102
                                                 =========           =========

* Group EBITDA, before exceptional items, is not a measure recognised under UK GAAP but is presented in order to highlight operational performance of the Group.


8 Analysis of net debt

                                                             Other
                                                          non-cash
                                                           changes
                                  At 1                           &       At 31
                                 April                    exchange       March
                                  2002     Cash flow     movements        2003
                                  GBPm          GBPm          GBPm        GBPm

Liquid resources                 1,789        (1,384)         (114)        291
                              --------      --------      --------    --------

Cash at bank and in hand            80           393             2         475
                              --------      --------      --------    --------
Debt due within one year
(other than bank
overdrafts)                     (1,219)        1,366        (1,470)     (1,323)
Debt due after one year        (12,317)       (1,298)          621     (12,994)
Finance leases                    (367)           97           (18)       (288)
                              --------      --------      --------    --------
                               (13,903)          165          (867)    (14,605)
                              --------      --------      --------    --------
                               (12,034)         (826)         (979)    (13,839)
                              ========      ========      ========    ========



A maturity analysis of net debt is shown below:
                                                                          GBPm

One year or less                                                           664
More than one year but not more than two years                           2,169
More than two years but not more than five years                         4,519
More than five years but not more than ten years                         5,018
More than ten years but not more than twenty years                         251
More than twenty years                                                   1,218
                                                                      --------
                                                                        13,839
                                                                      ========


9 Summary of differences between UK and US GAAP


The preliminary results have been prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP"), which differ in certain significant respects from US Generally Accepted Accounting Principles ("US GAAP"). A description of the relevant accounting principles which differ materially is provided within Vodafone Group Plc's Annual Report & Accounts and Form 20-F for the year ended 31 March 2003. The effects of these differing accounting principles are as follows:

                                                   Year ended      Year ended
                                                     31 March        31 March
                                                         2003            2002
                                                         GBPm            GBPm

Revenues in accordance with UK GAAP                    30,375          22,845

Items decreasing revenues:
Non-consolidated subsidiaries                          (4,371)         (4,162)
Connection revenues                                    (1,760)         (1,044)
                                                    ---------       ---------
Revenues in accordance with US GAAP                    24,244          17,639
                                                    =========       =========


Net loss in accordance with UK GAAP                    (9,819)        (16,155)

Items (increasing)/decreasing net loss:
Goodwill and other intangibles
amortisation, including share of
equity accounted interests                             (8,659)         (9,719)
Exceptional items                                         405               -
Connection income                                          16             (15)
Capitalised interest                                      549             387
Deferred taxes, including share of equity
accounted interests                                     8,242           7,627
Minority interests                                        269           1,308
Loss on disposal of businesses                              -             (85)
Other                                                     (58)            (36)
                                                    ---------       ---------
Net loss in accordance with US GAAP                    (9,055)        (16,688)
                                                    =========       =========

US GAAP basic loss per ordinary share                  (13.29)p        (24.56)p
                                                    =========       =========

Shareholders' equity in accordance with
UK GAAP                                               128,671         130,573

Items increasing/(decreasing)
shareholders' equity:
Goodwill and other intangibles including

share of equity accounted interests -
net of amortisation                                    96,263          61,765
Exceptional items                                         405               -
Connection income                                         (84)           (100)
Capitalised interest                                    1,301             752
Cumulative deferred income taxes
including share of equity
accounted interests                                   (82,189)        (46,996)
Minority interests                                     (4,068)         (5,514)
Proposed dividends                                        612             511
Other                                                    (475)           (104)
                                                    ---------       ---------
Shareholders' equity in accordance
with US GAAP                                          140,436         140,887
                                                    =========       =========


Vodafone Group Plc
Preliminary Results for the year ended 31 March 2003


PART 5

UNAUDITED PROPORTIONATE FINANCIAL INFORMATION
FOR THE YEAR ENDED 31 MARCH 2003


Basis of preparation

The tables of financial information below are presented on a proportionate basis. Proportionate presentation is not a measure recognised under UK GAAP and is not intended to replace the consolidated financial statements prepared in accordance with UK GAAP. However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the consolidated financial statements prepared in accordance with UK GAAP. Proportionate financial information is not presented in the Group's Annual Report & Accounts and Form 20-F for the year ended 31 March 2003.

UK GAAP requires consolidation of entities controlled by the Group and the equity method of accounting for entities in which the Group has significant influence but not a controlling interest. Proportionate presentation is a pro rata consolidation, which reflects the Group's share of turnover and expenses in both its consolidated and unconsolidated entities. Proportionate results are calculated by multiplying the Group's ownership interest in each entity by each entity's results.

Proportionate information includes results from the Group's equity accounted investments and investments held at cost. The Group does not have control over the turnover, expenses or cash flow of these investments and is only entitled to cash from dividends received from these entities. The Group does not own the underlying assets of these investments.

Proportionate turnover is stated net of inter-company turnover. Proportionate EBITDA is defined as operating profit before exceptional items plus depreciation and amortisation of subsidiary undertakings, joint ventures, associated undertakings and investments, proportionate to equity stakes. Proportionate EBITDA represents the Group's ownership interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

Analysis of proportionate turnover

                                             Year ended             Year ended
                                          31 March 2003          31 March 2002
                                                   GBPm                   GBPm
Proportionate turnover
Mobile telecommunications:
  Northern Europe                                 7,422                  6,516
  Central Europe                                  5,333                  4,694
  Southern Europe                                 6,334                  5,109
                                              ---------              ---------
Europe                                           19,089                 16,319
Americas                                          5,802                  5,638
Asia Pacific                                      6,436                  5,373
Middle East and Africa                              526                    488
                                              ---------              ---------
                                                 31,853                 27,818
Other operations:
Europe                                              752                    821
Asia Pacific                                      1,321                  1,160
                                              ---------              ---------
                                                 33,926                 29,799
                                              =========              =========

Reconciliation of proportionate
turnover to statutory turnover

Proportionate turnover                               33,926            29,799
Minority share of turnover in
subsidiary undertakings                               5,437             3,822
Group share of turnover in
joint ventures, associated
undertakings and trade
investments                                          (8,988)          (10,776)
                                                  ---------         ---------
                                                     30,375            22,845
                                                  =========         =========



Analysis of proportionate EBITDA, before exceptional items

                                              Year ended            Year ended
                                           31 March 2003         31 March 2002
                                                    GBPm                  GBPm
Proportionate EBITDA, before
exceptional items

Mobile telecommunications:
  Northern Europe                                  2,899                 2,264
  Central Europe                                   2,281                 2,068
  Southern Europe                                  2,716                 2,131
                                               ---------             ---------
Europe                                             7,896                 6,463
Americas                                           1,977                 1,907
Asia Pacific                                       2,119                 1,321
Middle East and Africa                               243                   211
                                               ---------             ---------
                                                  12,235                 9,902
Other operations:
Europe                                                48                    (8)
Asia Pacific                                         396                   199
                                               ---------             ---------
                                                  12,679                10,093
                                               =========             =========


Reconciliation of proportionate EBITDA, before exceptional items to total Group operating loss

Proportionate EBITDA, before
exceptional items                                     12,679            10,093
Minority share of EBITDA in
subsidiary undertakings                                1,889             1,333
Group's share of EBITDA in joint
ventures, associated undertakings
and trade investments                                 (3,351)           (3,395)
Charges for depreciation                              (3,979)           (2,880)
Exceptional operating items                             (496)           (4,486)
Goodwill amortisation                                (11,875)          (10,962)
Amortisation of other intangibles                        (53)              (34)
Loss on disposal of fixed assets                        (109)              (46)
Share of losses in joint ventures
and associated undertakings                             (156)           (1,457)
                                                   ---------         ---------
                                                      (5,451)          (11,834)
                                                   =========         =========



OTHER INFORMATION


1) Copies of the Group's Annual Review and Summary Financial Statement will be sent to all shareholders. Further copies, and copies of the Group's Annual Report & Accounts and Form 20-F, will be available from the Company's registered office:


Vodafone House
The Connection
Newbury
Berkshire
RG14 2FN


2) This Preliminary Results Announcement will also be available on the Vodafone Group Plc website, www.vodafone.com, from 27 May 2003.


For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director
Tel: +44 (0) 1635 673310

Investor Relations
Melissa Stimpson
Darren Jones
Tel: +44 (0) 1635 673310

Media Relations
Bobby Leach
Ben Padovan
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges
John West
Justin Griffiths
Tel: +44 (0) 20 7600 2288


High resolution photographs are available to the media free of charge at www.newscast.co.uk
Tel: +44 (0)20 7608 1000


Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and businesses and certain of the Group's plans and objectives with respect to these items. In particular, forward-looking statements include statements with respect to Vodafone's expectations as to launch and roll-out dates for products and services, including, for example, 3G services, Vodafone live! and Mobile Office from Vodafone; the ability to integrate our operations throughout the Group in the same format and on the same technical platform; the development and impact of new mobile technology, including the expected benefits of GPRS, 3G and other services and demand for such services; the completion of Vodafone's brand migration programme and the results of its brand awareness and brand preference campaigns; growth in customers and usage, including improvements in customer mix; future performance, including turnover, ARPU, cash flows, costs, capital expenditures and improvements in margin, non-voice services and their revenue contribution; the rate of dividend growth by the Group or its existing investments; expected effective tax rates and expected tax payments; the ability to realise synergies through cost savings, revenue generating services, benchmarking and operational experience; future acquisitions, including increases in ownership in existing investments and pending offers for investments; future disposals; mobile penetration and coverage rates; expectations with respect to long-term shareholder value growth; our ability to be the mobile market leader, overall market trends and other trend projections. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "could", "may", "should", "expects", "believes", "intends", "plans" or "targets". By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services, or slower customer growth or reduced customer retention; the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower customer growth or reduced customer retention; the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors' performance will not meet the Group's requirements; changes in the projected growth rates of the mobile telecommunications industry; the Group's ability to realise expected synergies and benefits associated with 3G technologies, the integration of our operations and those of recently acquired companies, the completion of the Group's brand migration programme and the consolidation of IT systems; future revenue contributions of both voice and non-voice services offered by the Group; lower than expected impact of GPRS, 3G and Vodafone live! and Mobile Office from Vodafone on the Group's future revenues, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and Mobile Office from Vodafone in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers; greater than anticipated prices of new mobile handsets; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of our financial performance; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions; changes in the regulatory framework in which the Group operates, including possible action by the European Commission regulating rates the Group is permitted to charge; the Group's ability to develop competitive data content and services which will attract new customers and increase average usage; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; changes in exchange rates, including particularly the exchange rate of the pound to the euro, US dollar and the Japanese Yen; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; and loss of suppliers or disruption of supply chains.


Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under "Risk Factors" contained in our Annual Report & Accounts and Form 20-F with respect to the financial year ended 31 March 2002 and in our Annual Report & Accounts and Form 20-F to be published with respect to the financial year ended 31 March 2003. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.



Use of Non-GAAP Financial Information

In presenting and discussing the Group's reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with UK GAAP, but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation as alternatives to the equivalent GAAP measure.

A summary of certain of the non-GAAP measures included in this results announcement, together with details where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.


                                                              Location in this
                                                                       results
                                                               announcement of
                                    Equivalent GAAP         reconciliation and
             Non-GAAP measure               measure        further information
             ----------------       ---------------         ------------------
   EBITDA, before exceptional       Net cash inflow          Note 7 on page 31
                        items        from operating
                                         activities

        Total Group operating           Total Group          Note 2 on page 29
      profit (before goodwill        operating loss
             amortisation and
           exceptional items)

     Sales and administration             Sales and                      Other
       costs, before goodwill        Administration           reconciliations,
             amortisation and                 costs                      below
            exceptional items

           Profit on ordinary               Loss on            Group Financial
            activities before              ordinary              Highlights on
             taxation (before            activities                     page 2
        goodwill amortisation                before
       and exceptional items)              taxation

               Free cash flow       Net cash inflow             Cash flows and
                                     from operating                 funding on
                                         activities                    page 21

            Adjusted earnings          Earnings per                  Note 6 on
                    per share                 share                    page 31

       Proportionate turnover             Statutory              Proportionate
                                           turnover                  financial
                                                                information on
                                                               pages 34 and 35

        Proportionate EBITDA,           Total Group              Proportionate
           before exceptional        operating loss                  Financial
                        items                                   information on
                                                               pages 34 and 35



Other reconciliations


Reconciliation of sales and administrative costs, before goodwill amortisation and exceptional items, to total sales and administrative expenses

                                     Year ended          Year ended
                                  31 March 2003       31 March 2002
                                           GBPm                GBPm
Sales and administrative expenses,
before goodwill amortisation
and exceptional items                     5,403               4,328
Goodwill amortisation                    11,875              10,962
Exceptional operating items                 496               4,486
                                      ---------           ---------
Sales and administrative expenses        17,774              19,776
                                      =========           =========





                       VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES

                     PROPORTIONATE NET CUSTOMERS - 1 APRIL 2002 TO 31 MARCH 2003

                                         9 MONTHS TO 31 DECEMBER 2002
                                 ------------------------------------------
                PERCENTAGE
COUNTRY          OWNERSHIP    AT 1 APRIL          NET        STAKE    AT 31 DEC
(note 1)          (note 2)          2002    ADDITIONS      CHANGES         2002
(%)                               (000s)       (000s)       (000s)       (000s)
NORTHERN EUROPE
UK                   100.0        13,186           38            -       13,224
Ireland              100.0         1,704           25            -        1,729
Netherlands           97.2         2,289           10          248        2,547
(note 6)
Sweden                99.1           827          107           44          978
Others                             5,000          273            6        5,279
TOTAL                             23,006          453          298       23,757

CENTRAL EUROPE
Germany              100.0        21,434        1,243           55       22,732
Hungary               83.8           330          189           49          568
Others                             1,567          226            -        1,793
TOTAL                             23,331        1,658          104       25,093

SOUTHERN EUROPE
Greece                64.0         1,539          131          349        2,019
Italy                 76.8        13,560          993           39       14,592
Malta                 80.0           122           10            -          132
Portugal              94.4         1,445          109          310        1,864
(note 6)
Spain                100.0         7,241          708          172        8,121
Albania               82.4           130          136           19          285
Others                               438          108            -          546
TOTAL                             24,475        2,195          889       27,559

AMERICAS
United                44.4        13,081        1,120          185       14,386
States
(note 4)
Others                               689           30            -          719
TOTAL                             13,770        1,150          185       15,105

ASIA PACIFIC
Japan                 69.7         8,496          758            -        9,254
Australia            100.0         2,050          307           97        2,454
New Zealand          100.0         1,095          125            -        1,220
Others                             1,685          553        1,687        3,925
TOTAL                             13,326        1,743        1,784       16,853

MIDDLE EAST AND AFRICA
Egypt                 60.0         1,031          247            -        1,278
Others                             2,197          380          262        2,839
TOTAL                              3,228          627          262        4,117

GROUP TOTAL                      101,136        7,826        3,522      112,484


VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES
PROPORTIONATE NET CUSTOMERS - 1 APRIL 2002 TO 31 MARCH 2003
(CONTINUED)

                                               QUARTER TO 31 MARCH 2003
                                       ---------------------------------------
              PERCENTAGE                                 STAKE
    COUNTRY    OWNERSHIP    AT 31 DEC          NET     CHANGES    AT 31 MAR     PREPAID
   (note 1)     (note 2)         2002    ADDITIONS    (note 3)         2003    (note 5)
                     (%)       (000s)       (000s)      (000s)       (000s)         (%)
NORTHERN EUROPE
UK                 100.0       13,224           76           -       13,300          59
Ireland            100.0        1,729           11           -        1,740          71
Netherlands         97.2        2,547           (9)        645        3,183          59
(note 6)
Sweden              99.1          978           13         322        1,313          30
Others                          5,279           62       1,568        6,909          52
TOTAL                          23,757          153       2,535       26,445          55

CENTRAL EUROPE
Germany            100.0       22,732          208           -       22,940          53
Hungary             83.8          568           94         137          799          88
Others                          1,793           65           -        1,858          45
TOTAL                          25,093          367         137       25,597          52

SOUTHERN EUROPE
Greece              64.0        2,019          103          44        2,166          71
Italy               76.8       14,592          316           -       14,908          92
Malta               80.0          132           (2)          -          130          92
Portugal            94.4        1,864           29       1,019        2,912          73
(note 6)
Spain              100.0        8,121          419         556        9,096          57
Albania             82.4          285           35           2          322          97
Others                            546           (9)          -          537          65
TOTAL                          27,559          891       1,621       30,071          78

AMERICAS
United              44.4       14,386          403           3       14,792           7
States
(note 4)
Others                            719          (16)          -          703          83
TOTAL                          15,105          387           3       15,495          11

ASIA
PACIFIC
Japan               69.7        9,254          448           -        9,702           6
Australia          100.0        2,454          110           -        2,564          50
New Zealand        100.0        1,220           69           -        1,289          78
Others                          3,925          204           -        4,129          60
TOTAL                          16,853          831           -       17,684          55

MIDDLE EAST AND AFRICA
Egypt               60.0        1,278           80           -        1,358          84
Others                          2,839          181          39        3,059          86
TOTAL                           4,117          261          39        4,417          86

GROUP TOTAL                   112,484        2,890       4,335      119,709          53


note 1 All countries now operate under the Vodafone brand with the exception of the United States (Verizon Wireless) and Japan (J-Phone Vodafone). Italy migrated to the single Vodafone brand during May 2003.

note 2  All ownership percentages are stated as at 31 March 2003 and, subject to note 6 below, exclude options, warrants or other rights or obligations of Vodafone Group Plc to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.

note 3 Represents stake increases in Vodafone Netherlands from 77.6% to 97.2%, Vodafone Sweden from 74.6% to 99.1%, SFR from 32.0% to 43.9%, Vodafone Hungary from 68.3% to 83.8%, Vodafone Greece from 62.7% to 64.0%, Vodafone Portugal from 61.4% to 94.4%, Vodafone Spain from 93.8% to 100.0%, Vodafone Albania from 81.7% to 82.4% and Safaricom Limited in Kenya from 30.0% to 35.0%.

note 4 The Group's proportionate customer base has been adjusted for Verizon Wireless's proportionate ownership of its customer base across all its network interests of approximately 98.6% at 31 March 2003. In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter dependent on the underlying mix of net additions across each of these networks.

note 5  Prepaid customer percentages are calculated on a venture basis.

note 6 Includes interests which the Company was irrevocably committed to purchase.



VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES

CONTROLLED ACTIVE CUSTOMER INFORMATION AS AT 31 MARCH 2003

                                         CONTROLLED ACTIVE          CONTROLLED
                                         (note 1)
                               -----------------------------
COUNTRY                        PREPAID     CONTRACT    TOTAL          INACTIVE
                                   (%)          (%)      (%)               (%)
NORTHERN EUROPE
UK                                  88           95       91                 9
Ireland                            100           99      100                 -
Netherlands                         89           99       93                 7
Sweden                              95           95       95                 5
TOTAL                               90           96       92                 8

CENTRAL EUROPE
Germany                             90           94       92                 8
Hungary*                            89           97       90                10
TOTAL                               90           94       92                 8

SOUTHERN EUROPE
Greece                              67           94       75                25
Italy                               95           92       95                 5
Malta                               98           98       98                 2
Portugal                            83           99       88                12
Spain                               94           99       96                 4
Albania                             94           95       94                 6
TOTAL                               92           97       93

ASIA PACIFIC
Japan (note 2)                     N/A          N/A       98                 2
Australia                           93           92       93                 7
New Zealand                         98          100       98                 2
TOTAL                               95           93       98                 2

MIDDLE EAST AND AFRICA
Egypt*                              97          100       97                 3
TOTAL                               97          100       97                 3

CONTROLLED GROUP TOTAL              91           95       93                 7


CONTROLLED INACTIVE CUSTOMER INFORMATION - HISTORY

                        CONTROLLED INACTIVE CUSTOMERS AS AT
COUNTRY        MARCH       JUNE         SEPTEMBER         DECEMBER       MARCH
                2002       2002              2002             2002        2003
                 (%)        (%)               (%)              (%)         (%)
Germany            9          8                 8                8           8
Italy              7          7                 6                5           5
Japan              1          1                 1                1           2
UK                11          9                 7                8           9
Controlled
Total              8          7                 6                6           7


note 1 Active customers are defined as customers who have made or received a chargeable event in the last three months or, where information is not available, defined as customers who have made a chargeable event in the last three months (indicated by *).


note 2 Customer activity information for Japan is only available on a total customer basis.


VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES

MONTHLY REGISTERED BLENDED ARPU FOR THE 15 MONTHS TO 31 MARCH 2003

Country                Jan      Feb      Mar      Apr      May      Jun      Jul      Aug
                      2002     2002     2002     2002     2002     2002     2002     2002

Germany      EUR      25.1     22.7     25.4     25.2     26.5     26.5     27.9     27.7
Italy        EUR      28.8     25.6     29.6     27.9     29.4     28.9     31.9     28.6
Japan        JPY     7,470    7,200    7,630    7,310    7,400    7,160    7,670    7,410
UK (note 1)  GBP      22.9     22.0     23.8     22.9     24.6     22.7     24.9     24.7

Country                 Sep      Oct      Nov      Dec      Jan      Feb      Mar
                       2002     2002     2002     2002     2003     2003     2003

Germany       EUR      26.8     27.4     25.4     25.4     25.6     23.2     25.8
Italy         EUR      29.0     29.3     28.0     29.5     29.3     26.5     29.1
Japan         JPY     7,180    7,350    7,120    7,360    7,120    6,840    7,270
UK (note 1)   GBP      24.9     25.5     24.3     23.5     24.7     23.4     25.6


                       ARPU INFORMATION FOR THE 12 MONTH PERIOD TO 31 MARCH 2003

                                               ARPU (note 2)
             COUNTRY        CURRENCY    REGISTERED    REGISTERED    REGISTERED
                                           PREPAID      CONTRACT         TOTAL
NORTHERN EUROPE
UK (note 1)                      GBP           125           532           292
Ireland                          EUR           336         1,085           553
Netherlands                      EUR           174           863           437
Sweden                           SEK           908         6,258         4,713

CENTRAL EUROPE
Germany                          EUR           130           519           313
Hungary                          HUF        43,098       173,974        56,784

SOUTHERN EUROPE

Italy                            EUR           298           818           347
Malta                            MTL            87           895           151
Portugal                         EUR           178           711           330
Spain                            EUR           158           631           372

ASIA PACIFIC
Japan                            JPY           N/A           N/A        87,159
Australia                        AUD           312           873           633
New Zealand                      NZD           314         1,866           663

MIDDLE EAST AND AFRICA
Egypt                            EGP           682         2,824         1,002

                                       ARPU - HISTORY

                              REGISTERED TOTAL ARPU FOR THE 12 MONTH PERIOD TO
COUNTRY        CURRENCY     MARCH      JUNE    SEPTEMBER    DECEMBER     MARCH
                             2002      2002         2002        2002      2003
Germany             EUR       298       302          308         312       313
Italy               EUR       345       345          345         347       347
Japan               JPY    91,903    90,302       89,193      88,238    87,159
UK (note 1)         GBP       276       278          282         287       292


note 1 During the period from 1 October 2002 to 31 March 2003, Vodafone UK operated under interim commercial terms with one of its service providers. Final terms were agreed in April 2003. Recognising revenues and costs on a consistent basis during the interim period to the bases before and after this period would result in additional service revenues and costs of GBP74 million. For consistency and comparability purposes, these revenues have been included in the calculation of UK ARPU but have been excluded from Group turnover in accordance with UK GAAP.

The impact of the inclusion of these amounts has been to increase ARPU for the 12 months to 31 December 2002 and 31 March 2003 from GBP284 and GBP286 to GBP287 and GBP292, respectively.

note 2 ARPU is calculated as total revenues excluding handset revenues and connection fees divided by the weighted average number of customers during the period.


VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES
NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES

PROPORTIONATE BASIS
                           12 MONTHS TO 31                MARCH 2003
                             MARCH 2003                  (MONTH ONLY)
          COUNTRY    MESSAGING    DATA    TOTAL    MESSAGING    DATA    TOTAL

NORTHERN EUROPE
UK (note 1)               13.4%    1.0%    14.4%        14.0%    1.2%    15.2%
Others                     9.4%    0.5%     9.9%        10.5%    0.7%    11.2%
TOTAL                     11.6%    0.8%    12.4%        12.3%    0.9%    13.2%

CENTRAL EUROPE
Germany                   15.6%    0.8%    16.4%        15.6%    1.0%    16.6%
Others                     8.3%    1.2%     9.5%         9.5%    1.7%    11.2%
TOTAL                     14.7%    0.9%    15.6%        14.8%    1.1%    15.9%

SOUTHERN EUROPE
Italy                     10.8%    0.5%    11.3%        11.2%    0.6%    11.8%
Others                     9.1%    0.3%     9.4%        10.0%    0.6%    10.6%
TOTAL                     10.0%    0.4%    10.4%        10.7%    0.6%    11.3%

AMERICAS
United States              0.4%    0.7%     1.1%         0.7%    0.8%     1.5%
Others                     0.1%      -      0.1%         0.1%      -      0.1%
TOTAL                      0.4%    0.7%     1.1%         0.7%    0.8%     1.5%

ASIA PACIFIC
Japan                      7.5%   12.8%    20.3%         7.7%   14.0%    21.7%
Others                     8.8%    0.6%     9.4%        11.4%    1.0%    12.4%
TOTAL                      7.8%   10.3%    18.1%         8.5%   11.1%    19.6%

MIDDLE EAST
AND AFRICA                 3.7%      -      3.7%         4.3%      -      4.3%

PROPORTIONATE
GROUP TOTAL                8.9%    2.4%    11.3%         9.6%    2.7%    12.3%

STATUTORY BASIS

CONTROLLED
GROUP TOTAL               11.0%    3.6%    14.6%        11.6%    4.0%    15.6%




NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES - HISTORY

                                          12 MONTHS TO
COUNTRY               MAR 2002    JUN 2002    SEP 2002    DEC 2002    MAR 2003
Germany                   14.4%       14.8%       15.4%       16.1%       16.4%
Italy                      8.7%        9.4%       10.1%       10.7%       11.3%
Japan                     15.1%       16.6%       18.1%       19.3%       20.3%
UK (note 1)               11.8%       12.6%       13.2%       13.9%       14.4%
Proportionate              8.7%        9.5%       10.1%       10.7%       11.3%
Total
Statutory Total           11.1%       12.1%       13.2%       13.9%       14.6%



                                           MONTH ONLY
COUNTRY               MAR 2002    JUN 2002    SEP 2002    DEC 2002    MAR 2003
Germany                   15.2%       15.6%       16.2%       19.2%       16.6%
Italy                      9.8%       10.4%       10.4%       12.9%       11.8%
Japan                     19.8%       19.9%       20.2%       20.6%       21.7%
UK (note 1)               13.4%       14.3%       13.8%       16.0%       15.2%
Proportionate             10.3%       10.9%       10.9%       12.5%       12.3%
Total
Statutory Total           13.5%       14.0%       14.3%       16.0%       15.6%


note 1 During the period from 1 October 2002 to 31 March 2003, Vodafone UK operated under interim commercial terms with one of its service providers. Final terms were agreed in April 2003. Recognising revenues and costs on a consistent basis during the interim period to the bases before and after this period would result in additional service revenues and costs of GBP74 million. For consistency and comparability purposes, these revenues have been included in the calculation of non-voice services as a percentage of service revenues.


The impact of the inclusion of these amounts has been to decrease UK non-voice services as a percentage of service revenues for the months of December 2002 and March 2003 from 16.1% and 15.3% to 16.0% and 15.2%, respectively.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      VODAFONE GROUP
      PUBLIC LIMITED COMPANY
      (Registrant)



                                                By:/s/  S R SCOTT
      Name: Stephen R Scott
      Title: Group General Counsel and Company Secretary



Date 27 May 2003